UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2014

On November 28, 2014, the registrant issued a press release pertaining to its results of operations for the nine month period ended September 30, 2014. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Third Quarter 2014

Revenues rose 7.0% driven by higher sales in the supermarket, financial service, home improvement and shopping center businesses.

Positive Supermarket SSS in Chile, Argentina, Peru and Colombia (0.8%).

Brazilian SSS narrows from 2Q14 (-0.7%).

Gross profit rose 3.6% YoY.

Operating income increased 4.2% in 3Q14 YoY.

Adjusted EBITDA grew 0.6% YoY.

Net profit decreased 35.4% in 3Q14 reflecting higher non-operating loss (32.9%), partially offset by lower tax expenses (29.3%).

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Contents

Contents

2

Financial Highlights 3Q14

2

Relevant Events

3

Retail Market Commentary

4

Financial Results

5

Overview 3Q14

5

Consolidated Performance

6

EBITDA and Adjusted EBITDA

11

Analysis by Business and Country

12

Capex

16

Balance Sheet Summary

16

Cash Flow Summary

19

Forward Looking Statements

21

Operating Data by Business Segment and Country

22

Financial Data by Business Segment and Country

23

Consolidated Income Statements

25

Consolidated Balance Sheet

25

Reconciliation of Unaudited condensed interim consolidated statements of income by function

26

Reconciliation of Non-IFRS Measures to (Profit/Loss)

27

Note Regarding Discontinued Operations

In June 2014, Cencosud signed definitive contracts with Scotiabank to jointly develop the financial retail business in Chile. In relation to this transaction and to comply with IFRS rules, from June 2014 Cencosud has been reporting its results from discontinued operations from the Chilean financial retail business in a single line in the Consolidated Financial Statements. The results from those operations are in one line called “Profit (loss) from discontinued operations” (abbreviated as D.O. in this report) which consolidates the result from the financial service operations from Chile. The Company includes for comparison purposes each line of discontinued operations in the financial retail business segment. These lines are subtracted in “Discontinued Operations” segment. Therefore results from discontinued

operations are shown in one line called “Profit (loss) from discontinued operations”.

Financial Highlights 3Q14

Cencosud revenue increased 7.0% YoY in 3Q14 as a result of higher revenues from 4 business divisions partially offset by the devaluation of the Argentine peso against the Chilean peso (- 18.4%)1 . Supermarket posted 8.5% revenue growth YoY driven by 9 new stores in the region when compared to September 2013 and positive SSS growth throughout the region in 3Q14, with the exception of Brazil (-0.7%). Home Improvement also posted a revenue increase of 3.9% and Financial Services increased revenue in the order of 11.6%, partially offset by 2.4% revenue decrease from Department Store division. The revenue decrease from our Department Store division reflects weaker dynamics in the Chilean market (4% revenue decrease), partially offset by a 90% revenue growth in Peru as a result of Paris’ organic growth in the country (6 store operations in 3Q14 vs. 3 store operation in 3Q13).

Gross profit rose 3.6% and gross margin decreased to 26.7% from 27.6% in 3Q13. This was driven by higher gross profit from Supermarkets (CLP 16,866 million), Home Improvement (CLP 8,014 million) and Financial Services (CLP 1,787 million), partially offset by a lower contribution from Shopping Centers (CLP 1,459 million) and Department Stores (CLP 614 million). In the case of supermarkets, the result reflects greater contributions from Chile, Colombia and Peru, offset by a lower contribution from Argentina and Brazil.

1 Revenue in Argentina increased 29.8% in local currency in 3Q14, but as a result of the Argentine peso depreciation against the Chilean peso, revenue decreased 0.9%.

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- Operating Income increased 4.2% in 3Q14 YoY as a result of higher operating income from Shopping Centers, Home Improvement, and Financial Services, partially offset by lower operating income from Department Stores and Supermarkets.

- Adjusted EBITDA[2] increased 0.6% YoY. This was largely due to lower adjusted EBITDA from Shopping Centers, Department Stores and Supermarkets, partially offset by higher adjusted EBITDA from Home Improvement and Financial Services.

	Third Quarter			Nine-Month, ended September 30th		
	2014	2013	Δ %	2014	2013	Δ %
EBITDA with D.O.	157.431	176.304	-10,7%	458.909	472.163	-2,8%
Revaluation of Assets	-24.729	-17.832	38,7%	-26.368	-35.335	-25,4%
Income (loss) from FX variations	17.928	-3.261	N.A.	26.273	20.928	25,5%
Income (loss) from FX variations with D.O.	**4.295**	**-142**	**N.A.**	**10.134**	**5.872**	**72,6%**
Result of indexation units	4.229	6.733	-37,2%	26.369	10.292	156,2%
Result of indexation units with D.O.	**627**	**1.706**	**-63,2%**	**3.652**	**1.792**	**103,9%**
Adjusted EBITDA	**159.782**	**163.509**	**-2,3%**	**498.970**	**475.711**	**4,9%**
Fair Value of Derivatives	-19.564	-5.686	244,1%	-29.037	-12.184	138,3%
Adjusted EBITDA excluding FV derivatives	**140.217**	**157.822**	**-11,2%**	**469.933**	**463.527**	**1,4%**

- Net income including discontinued operations decreased 35.4% from CLP 43,660 million in 3Q13 to CLP 28,220 million in 3Q14. This was the result of a higher non-operating loss (32.9%), partially offset by lower tax expenses (29.3%).

Relevant Events

- On November 13th Cencosud announced the appointment of Mr. Jaime Soler as Chief Executive Officer, effective January 1, 2015. Mr. Soler holds a degree in Business Administration from Universidad de Chile, and graduated from the Executive Development Program from the Kellogg Graduate School of Management at Northwestern University. Mr. Soler has been with Cencosud since 2005, and currently holds the position of Head of the Retail Business. He has previously held positions including Managing Director of Cencosud's Department Store Division. Soler replaces Mr. Daniel Rodriguez, who is leaving the Company effective December 31, 2014 to pursue other opportunities.

- On October 24th Cencosud filed a Material Event informing the following:
  - Cencosud estimated the impact of the tax reform, considering the adoption of the partially integrated taxation system, to be an increase of roughly CLP 24,900 million in net deferred tax liabilities.
  - Additionally, the Company estimated an impact of approximately CLP 1,200 million on 2014 results related to the increase in the corporate income tax rate, going from 20% to 21% in the current fiscal year.
  - Effects mentioned above are included in Cencosud's Financial Statements as of September 2014. Without prejudice to the above, if Cencosud's shareholders decided to change its tax regime from a partially integrated one to an attribution regime, the Company would perform the accounting adjustments needed to reflect that change.
  - For the filing of Financial Statements to the SEC, the criteria stipulated in Circular N° 856 by SVS won't be applied, therefore, the Company will post the effect of the increase in net deferred tax liabilities of roughly CLP 24,200 million against 3Q14 results.
  - The effect on revaluation of assets of the Tax Reform was already included in 2Q14 results.

[2] Please see "Reconciliation of Non-IFRS measures" starting on page 27 for a reconciliation of EBIT, EBITDA and Adjusted EBITDA to Profit/Loss. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA is defined as EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect foreign exchange differences, increases (decreases) on revaluation of investment properties and gains or (losses) from indexation. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of revenues.

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- All impacts mentioned above are only in accounting and don't involve cash flow effects on tax payments.

- On October 19th, the SVS issued Circular N° 856, which stipulated that the difference between deferred tax assets and liabilities that result from the Tax Reform in Chile should be accounted on equity instead of results. Payment was done on November 109th for approximately USD 410 million, in Chilean peso, according to UF value the day of the payment. Payment was financed by a bridge loan with HSBC and Scotiabank with duration of one year.

- On October 17th the Company published the announcement for early redemption of bonds issued under line 443, series A, C and D. The payment was completed on November 19th in Chilean pesos according to the value of the UF on the date of the payment.

- On September 29th Chile published law N° 20,789, including changes in taxation. The reform includes a progressive increase in the corporate income tax rate from current 20% to 21.0%, 22.5%, 24.0%, 25.5% and 27.0% for years 2014, 2015, 2016, 2017 and 2018 onwards, respectively in the event that the tax system applied is partially integrated. Cencosud chose the partially integrated tax system.

Retail Market Commentary

Chile

Chilean economy has remained in a slowdown, with the economy growing 1.4% in September 2014 from a year earlier, according to the Central Bank's economic activity estimator. Slowing growth led the central bank to cut its benchmark rate to 3% in October, even as inflation climbed to an annual rate of 4.9% in September, above the bank's 2 to 4 percent target range.

Retail sales grew 1.5% in July and 1.7% in August YoY, according to the National Statistics Institute. The Adimark consumer confidence index fell throughout the quarter from 49.2 points in June to 42.5 points in September, below its level of 54.6 points in September 2013.

In spite of this slowing macroeconomic environment, Cencosud posted 4.4% supermarket SSS growth - above the 0.5% SSS growth a year earlier- while ISUP[3] increased 1.3% in July, 4.7% in August and fell 1.9% in September when compared to the same month the previous year. Home Improvement SSS grew at 0.5% and Department Stores SSS contracted -4.4%.

Argentina

Argentina's economy has contracted this quarter, with the economic activity index falling 1.2% in August and 0.1% in July YoY, according to the Argentina National Statistics and Census Institute (INDEC). Consumer confidence remained stagnant, posting 41.9 points in June and 41.5 points in September.

Supermarket sales rose 35.2% YoY in July measured in current prices, rising 0.9% MoM, according to INDEC while private entities such us PriceStats published on The Economist on a weekly basis, estimated the increase to be 1.9% MoM.

Cencosud posted similarly strong growth in the quarter. Supermarket SSS grew by 27.3% YoY and Home Improvement SSS grew 28.9% YoY, reflecting Cencosud's successfully management of passing through inflation into prices.

Brazil

Brazil's economy grew 0.3% MoM in August after growing 1.5% MoM in July, according to an economic activity index from the Central Bank. In September, annual inflation accelerated to 6.8%, while the official target is 4.5% with a two-point tolerance range.

[3] ISUP = *Indice de Supermercados* or Supermarkets Index

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Consumer confidence continues to weaken: at 102 points in August, the index was at its lowest level in more than five years, according to the Getulio Vargas Foundation it recovered slightly to 103 points in September. Reflecting an increasingly weak economy, retail sales fell 1.1% in August and 0.9% in July YoY, according to the Brazilian Institute of Geography and Statistics.

Cencosud Brazil's supermarket SSS fell 0.7% this quarter, reflecting the improvement of Gbarbosa and Bretas SSS offset by a weaker performance YoY of Prezunic. Comparing the 3Q14 over 2Q14 SSS performance, the Company posted an improvement.

Peru

Peruvian GDP grew 1.2% in August and 1.2% in July YoY, according to an economic activity report from the National Institute of Statistics, although Peru's Central Bank kept borrowing costs unchanged in early October as it saw signs of a recovery in September. The retail sector grew 3.2% in August and 4.2% in July YoY, according to the National Institute of Statistics.

Cencosud Peru's supermarket results were strong, posting 4.1% SSS growth in the quarter, improving its performance when compared to 2013.

Colombia

Retail sales in Colombia rose 7.5% YoY in August and 5.2% YoY in July, according to the National Statistics Administration in Bogota.

Cencosud Colombia's supermarket SSS grew 0.8% representing a continued upward trend in Cencosud's results over the last year. Home improvement SSS declined -8.1%.

Financial Results

All figures are in Chilean pesos (CLP), unless otherwise provided, and presented in accordance with International Financial Reporting Standards (IFRS). Variations (%) refer to the comparison between 3Q14 and 3Q13.

The exchange rates at the end of September 2014 and September 2013, and the variations between 3Q14 and 3Q13 were:

Exchange Rate	09/30/2014	09/30/2013	% change September 2014 vs. September 2013
CLP / USD	599,2	504,2	18,8%
CLP / AR$	71,1	87,1	-18,4%
CLP / Colombian	0,30	0,26	15,4%
CLP / Peruvian Nuevo Sol	207,2	181,4	14,2%
CLP / Brazilian Real	243,9	226,6	7,6%

Overview 3Q14


Revenues including Discontinued Operations
(in CLP MM)
2.468.439
2.538.156
2.508.008
2.643.000
2.501.304
2.670.214
2.863.289
1Q13 1Q14
2Q13 2Q14
3Q13 3Q14
4Q13 4Q14


Adjusted EBITDA including Discontinued Operations
(in CLP MM)
152.848
177.048
159.355
162.141
163.509
159.782
252.652
1Q13 1Q14
2Q13 2Q14
3Q13 3Q14
4Q13 4Q14

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Figures in local currency	3Q 2014	3Q 2013	Change (%)
Revenues (CLP M)	2.621.001	2.449.020	7,0%
Revenues including discontinued operations (CLP M)	2.670.214	2.501.304	6,8%
Chile (CLP MM)	920.843	897.691	2,6%
Brazil (BRL MM)	2.151	2.120	1,4%
Argentina (ARS MM)	9.335	7.192	29,8%
Peru (PEN MM)	1.145	1.089	5,1%
Colombia (COP MM)	889.390	855.572	4,0%
Operating Results (CLP MM)	111.277	106.750	4,2%
Operating Results including discontinued operations (CLP MM)	131.726	131.664	0,0%
Net Income including discontinued operations (CLP MM)	28.220	43.660	-35,4%
Stores	1.147	1.128	1,7%
Selling Space (m^2)	4.266.331	4.174.465	2,2%
Employees (full time-basis)	149.990	154.626	-3,0%
Chile	60.682	62.928	-3,6%
Brazil	33.347	35.298	-5,5%
Argentina	27.236	27.589	-1,3%
Peru	14.803	15.106	-2,0%
Colombia	13.922	13.705	1,6%

Consolidated Performance

Revenues

CLP MM as of September 30th	Third Quarter			Nine-Month, ended September 30th		
	2014	2013	Δ %	2014	2013	Δ %
Supermarkets	2.027.814	1.869.072	8,5%	5.916.731	5.601.339	5,6%
Home Improvement	297.361	286.256	3,9%	870.044	842.063	3,3%
Department Stores	212.795	217.930	-2,4%	671.448	654.189	2,6%
Shopping Centers	51.634	50.620	2,0%	151.497	147.428	2,8%
Financial Services	81.041	72.622	11,6%	238.432	219.108	8,8%
Others	-431	4.804	N.A.	3.217	13.624	-76,4%
Deconsolidation of D.O.	-49.213	-52.283	-5,9%	-155.173	-160.835	-3,5%
REVENUES	**2.621.001**	**2.449.020**	**7,0%**	**7.696.197**	**7.316.915**	**5,2%**
Revenues from D.O.	49.213	52.283	-5,9%	155.173	160.835	-3,5%
REVENUES WITH D.O.	**2.670.214**	**2.501.304**	**6,8%**	**7.851.370**	**7.477.750**	**5,0%**

Consolidated revenues, including D.O., were CLP 2,670 billion in the third quarter of 2014, compared with CLP 2,501 billion in the third quarter of 2013, an increase of 6.8% or CLP 168,910 million.

- Supermarket revenue increased 8.5% (CLP 158,742 million) in 3Q14 YoY, reaching CLP 2,028 billion, driven by higher revenues in Brazil (CLP 77,024 million, +16.4%), Colombia (CLP 36,817 million, +17.4%), Chile (CLP 28,281 million, +5.1%) and Peru (CLP 25,894 million, +14.1%), partially offset by lower revenues from Argentina (CLP 9,275 million, -2.1%) as a result of a more challenging consumption environment and the devaluation of the currency against the Chilean peso (18.4% YoY). The Company had 9 net openings in the region since September 2013 and positive SSS across all markets excluding Brazil, which posted -0.7% SSS reflecting a better performance in Bretas and Gbarbosa, which returned to positive figures, offset by negative SSS from Prezunic. The slight recovery from 2Q14 is driven by better product availability at all chains. Additionally; Colombia posted slightly positive SSS (+0.8%) as a result of an improvement on building-up brand awareness, a 16.7% increase in perishables SSS (fish, meat, fruit and vegetables) and better performance from non-perishables after a stronger push for imported products and private label. Additionally, other initiatives implemented, such as daily promotions (Tuesday of Fruit and Vegetables, Wednesday of Meat and Friday of Fishery for example), have proven to increase loyalty from consumers.
- Home Improvement revenue increased 3.9% (CLP 11,105 million) YoY, reaching CLP 297 billion in 3Q14. Growth in sales was driven by a 42.9% increase in Colombia (CLP 5,246 million) due to store openings, a 2.8% increase in revenues from Argentina (CLP 4,764 million) due to strong SSS and the opening of 2 new stores since September 2013, offset by the currency devaluation, and a 1.1% increase in Chile (CLP 1,095 million) reflecting positive SSS.

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- Department Store revenue was CLP 213 billion, down 2.4% (CLP 5,135 million) YoY, driven by lower revenues from Chilean operations as a result of a weaker consumption environment, the decrease in electro sales after the World Cup and -4.4% of SSS, partially offset by a 90% revenue growth in Peru. Paris' Peru growth was explained by the opening 3 new stores since 3Q13 adding CLP 4,224 million of sales versus the same period in 2013. In the case of Peru, negative SSS is the result of a challenging comparison basis as the initial months after opening creates high expectations and result in higher revenues.
- Shopping Center revenues expanded 2.0% YoY (CLP 1,014 million) in 3Q14, reaching CLP 51,634 million, driven by a 6.9% increase in Chile (CLP 1,871 million), a 22.0% increase in Peru (CLP 830 million) and a 24.9% increase in Colombia (CLP 547 million) offset by a 12.7% decrease in Argentina (CLP 2,235 million). Revenue growth in Chile was driven by an increase in occupancy rates from 96.3% in 3Q13 to 97.9% in 3Q14, as well as double-digit revenue growth at Costanera Center. The increase in Peru reflects the increase of occupancy rates from 87.0% in 3Q13 to 89.0% in 3Q14, in addition to increased revenue from Plaza Lima Sur and Arequipa shopping centers. Revenue expansion from Colombia reflects the booking of rental revenues from ancillary stores under the real estate division in 3Q14 vs. the allocation of them in the supermarket division in 3Q13. Effects mentioned above were partially offset by lower revenues from Argentina, as a result of a 14.4% revenue expansion in local currency, offset by the 18.4% currency devaluation.
- Financial Services revenues increased 11.6%, or CLP 8,418 million, YoY, to CLP 81 billion. This reflected a revenue increase of 45% from Argentine operation (CLP 5,052 million), a 68% revenue increase from the Peruvian operation (CLP 4,523 million), and a 42% increase in Colombia (CLP 655 million), partially offset by lower revenue from Chile (CLP 1,714 million) and Brazil (CLP 98 million). Revenue expansion from Argentina reflects loan portfolio growth since 3Q13, partially offset by the Argentine peso devaluation against the Chilean peso. Revenue growth in Peru reflects loan portfolio growth from 3Q13, as the Department Store business continues to grow in the country. Lower revenues from Chile are the result of the decrease of the interest cap rate.

Gross Margin

Gross margin including discontinued operations decreased 108 bps in 3Q14 to 27.6% from 28.7% in 3Q13, reflecting lower margins in Supermarkets, Shopping Center and Financial Service divisions, partially offset by higher margins in the Home Improvement and Department Store divisions. Excluding discontinued operations, gross margin decreased 88 bps, from 27.6% in 3Q13 to 26.7% in 3Q14.

CLP MM as of September 30th	Third Quarter			Nine-Month, ended September 30th		
	2014	2013	Δ %	2014	2013	Δ %
Supermarkets	481.096	464.230	3,6%	1.401.588	1.375.542	1,9%
Home Improvement	101.631	93.617	8,6%	300.955	270.489	11,3%
Department Stores	53.333	53.947	-1,1%	169.001	179.729	-6,0%
Shopping Centers	44.636	46.095	-3,2%	134.012	130.562	2,6%
Financial Services	58.107	56.319	3,2%	170.419	156.205	9,1%
Others	-1.369	3.508	N.A.	815	10.335	-92,1%
Deconsolidation of D.O.	-37.218	-41.873	-11,1%	-113.151	-115.062	-1,7%
GROSS PROFIT	**700.216**	**675.844**	**3,6%**	**2.063.639**	**2.007.800**	**2,8%**
Gross Margin (%)	*26,7%*	*27,6%*	*-88,1 bps*	*26,8%*	*27,4%*	*-62,7 bps*
Gross profit from D.O.	37.218	41.873	-11,1%	113.151	115.062	-1,7%
GROSS PROFIT with D.O.	**737.434**	**717.717**	**2,7%**	**2.176.790**	**2.122.863**	**2,5%**
Gross Margin (%) with D.O.	*27,6%*	*28,7%*	*-107,7 bps*	*27,7%*	*28,4%*	*-66,4 bps*

- Supermarket gross margin decreased from 24.8% in 3Q13 to 23.7% in 3Q14, as a consequence of a reduction from 30.4% in 3Q13 to 29.8% in 3Q14 in Argentina, and to a lesser extent, due to a lower margin in Peru, Brazil and Colombia which narrowed from 24.5%, 23.8% and 19.4% in 3Q13 to 21.9%, 20.3% and 19.3% in 3Q14, respectively. This was partially offset by an increased gross margin from Chilean operations, which improved from 23.4% in 3Q13 to 24.9% in 3Q14.
  - Lower margins from Argentina resulted from a change in consumer preferences for less value added products, therefore with lower margins, such as the products included on the list of *Precios Cuidados* (a list of price controlled products), as consumption is being affected by a tougher macroeconomic environment. Lower

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margins are also explained by greater growth in supermarkets targeting mid to low end consumers vs. high end consumers. As the lower end format is more promotional, overall gross margin decreased. o Gross margin in Brazil was affected by an increase of 100 bps in shrinkage vs. 3Q13.

Gross margin contraction was also driven by underperformance in Prezunic, and to a lesser extent in Bretas and Gbarbosa. o In the case of Peru gross margin contraction resulted from the non-food inventory clearance as a result of the delay on the Fall/Winter season, delay that didn’t occur in

2013. Additionally, gross margin was affected by a higher exchange rate and higher promotional activity. o In the case of Colombia gross margin contraction was related to an accounting adjustment done from July 2014 that eliminates benefits from rebates from gross margin and accounts them as a reduction in advertising expenses. Lower reported gross margin is compensated by lower advertising expenses. Excluding the adjustment for comparison purposes (3Q13 benefits accounted in gross margin were CLP 2,483 million) gross margin increased from 19.4% to 20.3% in 3Q14.

Home Improvement gross margin rose from 32.7% in 3Q13 to 34.2% in 3Q14, as a result of increased gross margin in all operations. Gross margin expanded from 36.4% in 3Q13 to 37.6% in 3Q14 in Argentina, from 27.6% to 30.0% in Chile and from 24.0% to 24.7% in Colombia.

Better margins from Argentina are as a result of a less restrictive environment in prices since 3Q13. In Chile; better margin is related to a better performance from retail business and a review on rebates (review done internally in Chile and by a third party called PRGX in Argentina and Colombia. Same review will be done in the Supermarket division during 4Q14). Higher margins in Colombia are related to an operation that has almost doubled its size since September 2013.

Department Stores gross margin increased from 24.8% in 3Q13 to 25.1% in 3Q14, as a result of higher gross margins in the Chilean operations that increased from 25.0% in 3Q13 to 25.9% in 3Q14 reflecting the partial pass-through of the Chilean peso devaluation against USD. The increase was partially offset by a 5.0% gross margin in Peru vs. 15.6% in 3Q13, explained by a greater than a ‘6 store operation’ logistic capacity installed and the constitution of start-up provisions.

Shopping Centers gross margin decreased to 86.4% from 91.1% in 3Q13, mainly due to a margin compression in Chile and Argentina, partially offset by a better gross margin in Peru and Colombia. In the case of Chile, gross margin decreased from 99.5% to 95.5% in 3Q14 reflecting lower recovery of common expenses to third parties in 3Q14 vs. 3Q134. In the case of Argentina gross margin decreased from 78.9% to 68.4% reflecting weaker consumption affecting revenues from leases, as Argentina’s leasing contracts have a higher variable component. In

Peru gross margin increased from 84.1% in 3Q13 to 84.4% in 3Q14 as a result of higher revenues from Plaza Lima Sur and Arequipa shopping centers, resulting in higher cost dilution. Colombia’s gross margin improved because in 2013 portion of the shopping centers revenue and cost of sales were booked in the supermarket division and in 2014 were booked in the shopping centers division.

Financial Services gross margin decreased from 77.6% in 3Q13 to 71.7% in 3Q14, reflecting lower margins in Chile and Argentina, in addition to a lower contribution from Brazil, partially offset by higher margin in Peru and a greater contribution from Colombia. In the case of Chile,

5

gross margin was reduced from 80.1% to 73.6% in 3Q14 due to a higher charge for risk partially offset by a lower provision over loans ratio in CAT. In Argentina, gross margin was reduced 312 bps as a result of an increase in average funding costs of 307 bps. Gross margin in

4

Shopping centers have costs associated to the administration of common expenses such as security, cleaning, energy consumption and maintenance, which then recovers by charging those costs back to tenants and related retail stores

(Jumbo/Santa Isabel, Paris/Johnson, Easy). When consolidating, related parties’ transactions are eliminated, and part of revenue perceived by the division for charging common expenses back to the retail businesses is eliminated, therefore the cost of sales of the division is inflated. To correct this distortion Shopping Center division transfers these costs to the retail stores as higher SG&A, so the decrease in cost of sales is offset by higher SG&A expenses on the other divisions.

5

Cencosud did the reverse of a provision done in 3Q13 related to the SERNAC fine, increasing the charge related to risk YoY. Risk increase was also as a result of portfolio growth in consumption credits that provision upfront.

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Peru expanded 268 bps, from 45.7% in 3Q13 to 48.4% in 3Q14, reflecting portfolio growth since 3Q13 (+33.9% YoY) and a lower risk.

Selling, General and Administrative Expenses (SG&A)

CLP MM as of September 30th	Third Quarter			Nine-Month, ended September 30th		
	2014	2013	Δ %	2014	2013	Δ %
Supermarkets	-423.112	-403.846	4,8%	-1.230.699	-1.206.345	2,0%
Home Improvement	-86.167	-79.828	7,9%	-234.167	-225.094	4,0%
Department Stores	-63.670	-57.607	10,5%	-184.479	-173.990	6,0%
Shopping Centers	-10.006	-8.218	21,8%	-23.809	-24.318	-2,1%
Financial Services	-27.539	-27.023	1,9%	-81.040	-96.521	-16,0%
Others	-37.378	-34.104	9,6%	-111.321	-89.897	23,8%
Deconsolidation of D.O.	16.866	17.008	-0,8%	51.522	70.739	-27,2%
SG&A EXPENSES	-631.005	-593.620	6,3%	-1.813.992	-1.745.425	3,9%
SG&A Margin (%)	-24,1%	-24,2%	16,4 bps	-23,6%	-23,9%	28,5 bps
SG&A from D.O.	-16.866	-17.008	-0,8%	-51.522	-70.739	-27,2%
SG&A EXPENSES WITH D.O.	-647.871	-610.627	6,1%	-1.865.515	-1.816.165	2,7%
SG&A Margin (%) with D.O.	-24,3%	-24,4%	14,9 bps	-23,8%	-24,3%	52,7 bps

SG&A expenses including discontinued operations in 3Q14 were CLP 647,871 million, a 6.1% increase YoY. SG&A margin decreased to 24.3% in 3Q14, compared with 24.2% in 3Q13. This slight decrease in SG&A over sales was due to higher SG&A dilution in Supermarket and Financial Service divisions, partially offset by an increased SG&A over sales in Home Improvement, Department Stores and Shopping Centers divisions. Supermarket's SG&A was affected by the second installment of the salary increase in Argentina, after the first increase in 2Q14 as a result of government negotiation with the unions.

Operating Income

CLP MM as of September 30th	Third Quarter			Nine-Month, ended September 30th		
	2014	2013	Δ %	2014	2013	Δ %
Supermarkets	60.129	62.574	-3,9%	177.998	177.393	0,3%
Home Improvement	15.741	13.838	13,8%	67.513	45.581	48,1%
Department Stores	-9.144	-2.520	262,8%	-12.320	6.958	N.A.
Shopping Centers	59.309	55.732	6,4%	136.633	141.649	-3,5%
Financial Services	30.664	29.318	4,6%	89.578	59.699	50,0%
Others	-24.974	-27.277	-8,4%	-87.338	-70.069	24,6%
Deconsolidation of D.O.	-20.449	-24.914	-17,9%	-61.847	-44.347	39,5%
OPERATING INCOME	111.277	106.750	4,2%	310.217	316.863	-2,1%
Operating Margin (%)	4,2%	4,4%	-11,3 bps	4,0%	4,3%	-30 bps
Operating Income from D.O.	20.449	24.914	-17,9%	61.847	44.347	39,5%
OPERATING INCOME WITH D.O.	131.726	131.664	0,0%	372.063	361.211	3,0%
Operating Margin (%) with D.O.	4,9%	5,3%	-33,1 bps	4,7%	4,8%	-9,2 bps
Revaluation of assets	24.729	17.832	38,7%	26.368	35.335	-25,4%
OPERATING INCOME WITH D.O. excluding Revaluation	86.548	88.918	-2,7%	283.849	281.528	0,8%
	3,2%	3,6%	-31,4 bps	3,7%	3,8%	-15,9 bps

- Supermarket operating income was CLP 60,129 million in 3Q14, compared to CLP 62,574 million in 3Q13, a 3.9% decrease YoY. This was the result of lower operating income from Brazil and Argentina, partially offset by higher operating income from Chile, Colombia and Peru.
  - In the case of Chile, the increase is the result of greater gross margin and a greater dilution of SG&A over sales explained by further efforts in expense control, including a 3.7% reduction in headcount.
  - Colombia posted greater SG&A dilution as a result of stronger sales due to better promotional activity and the recovery of 2/3 of frequent customers after the shutdown of Carrefour's loyalty program.
  - Better performance from Peru is explained by a 2.2% increase in gross profit with a 0.1% decrease in SG&A, explained by cost control initiatives, including a 5.4% reduction in headcount, and resulting in a greater dilution of SG&A over sales.
  - In the case of Argentina SG&A over sales increased 170 bps explained by greater SG&A expenses (+4.0%) along with weaker gross profit contribution (-4.1%). Despite a 1.3% reduction in headcount, SG&A was affected by the second installment of the increase in salaries.

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  - Brazil's operating income decreased as a result of the 347 bps gross margin contraction that was partially offset by a 99 bps greater dilution of SG&A over sales.
- Home Improvement operating income was CLP 15,741 million in 3Q14, an increase of 13.8% YoY. This was primarily due better results from Chile and Argentina, partially offset by a higher negative contribution from Colombian operations. Chile's operating income increased 42.6% driven by a 409 bps expansion in gross margin offset by lower dilution in SG&A over sales from 23.0% in 3Q13 to 23.9% in 3Q14. In the case of Argentina, operating income increased 4.0% as the result of the 118 bps gross margin expansion partially offset by 109 bps expansion of SG&A over sales, affected by the second installment of collective bargain agreements. Colombia posted higher operating loss by 21.5% YoY due to the pre-opening expenses related to the opening of 4 stores since 3Q13, which still haven´t reached maturity.
- Department Stores posted an increase on its operating loss from CLP 2,520 million in 3Q13 to CLP 9,144 million in 3Q14. The result reflects lower operating income from Chile, as a consequence of the slowdown of the Chilean economy affecting consumption in addition to higher SG&A expenses and lower results from Peru. Chilean SG&A expenses over sales increased from 26.0% in 3Q13 to 29.6% in 3Q14 explained by the 4.4% decrease in sales and a 9.1% increase in SG&A. Peruvian operation results decreased driven by the contraction in gross margin, partially offset by higher dilution of S&GA over sales which improved from 48.2% in 3Q13 to 37.1% in 3Q14 explained by Paris' organic growth in the country.
- Shopping Center operating income increased 6.4% YoY to CLP 59,309 million in 3Q14 from CLP 55,732 million in 3Q13. Excluding the revaluation of assets, shopping centers operating income decreased 8.8% YoY to CLP 34,581 million in 3Q14 from CLP 37,900 million during the same period in 2013. 71% of the decrease is related to a lower contribution from Argentina, 20% from Chile and the remainder 9% from Colombia.
- Financial Services operating income reached CLP 30,664 million in 3Q14, increasing 4.6% due to higher results from Argentina, Peru and Colombia, partially offset by a 17.8% decrease in Chilean operating result and a lower contribution from Brazil. In the case of Chile, lower results are related to an increase in the charge for risk related to the reversal of the 3Q13 provision related to the SERNAC fine and to an increased risk in Banco Paris as a result of the upfront provision methodology for consumer loans. The increase was partially offset by a lower provision over loans ratio in CAT. Better results from Argentina, Peru and Colombia are explained by loan portfolio growth vs. 3Q13.

Non-Operating Income

CLP MM as of September 30th	Third Quarter			Nine-Month, ended September 30th		
	2014	2013	Δ %	2014	2013	Δ %
OPERATING INCOME with D.O.	131.726	131.664	0,0%	372.063	361.211	3,0%
Participation in profit of equity method associates	1.280	1.210	5,8%	3.163	3.980	-20,5%
Net Financial Costs	-51.780	-53.978	-4,1%	-153.561	-161.835	-5,1%
Net Financial Costs from D.O.	-10.589	-8.513	24,4%	-29.253	-24.186	21,0%
Income (loss) from Fx variations	-17.928	3.261	N.A.	-26.273	-20.928	25,5%
Income (loss) from Fx variations from D.O.	-4.295	142	N.A.	-10.134	-5.872	72,6%
Result of indexation units	-4.229	-6.733	-37,2%	-26.369	-10.292	156,2%
Result of indexation units from D.O.	-627	-1.706	-63,2%	-3.652	-1.792	103,9%
NON OPERATING INCOME	-88.168	-66.318	32,9%	-246.079	-220.926	11,4%
Income Before Income Taxes, including D.O.	43.558	65.346	-33,3%	125.984	140.285	-10,2%
Income Taxes	-14.351	-18.724	-23,4%	-32.474	-65.476	-50,4%
Income Taxes from D.O.	-988	-2.962	-66,7%	-3.761	-2.498	50,6%
NET INCOME	28.220	43.660	-35,4%	89.749	72.311	24,1%

In 3Q14, the Company registered a non-operating loss, including D.O., of CLP 88,168 million, compared to a non-operating loss of CLP 66,318 million in 3Q13. This is explained by an increase of CLP 25,625 million in losses from foreign exchange variations, partially offset by lower losses from indexation units (CLP 3,854 million).

Net Income

Net income decreased 35.4% YoY in 3Q14 to CLP 28,220 million from CLP 43,660 million in 3Q13, primarily due to a lower result before income taxes (CLP 21,787 million) explained by higher non-

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operating losses (CLP 21,849 million) as a result of a CLP 22,223 million loss for foreign exchange variations in 3Q14 vs. a CLP 3,402 million gain in 3Q13, offset by a 29.3% lower tax expense (CLP 6,348 million).

EBITDA and Adjusted EBITDA

By Business Unit

CLP MM as of September 30th	Third Quarter			Nine-Month, ended September 30th		
	2014	2013	Δ %	2014	2013	Δ %
Supermarkets	95.055	96.069	-1,1%	277.505	279.616	-0,8%
Home Improvement	21.116	18.757	12,6%	82.596	60.103	37,4%
Department Stores	-2.481	3.689	-167,3%	7.072	25.311	-72,1%
Shopping Centers	61.956	57.868	7,1%	144.540	148.432	-2,6%
Financial Services	31.699	30.413	4,2%	92.660	62.801	47,5%
Others	-49.915	-30.492	63,7%	-145.463	-104.099	39,7%
Deconsolidation of D.O.	-16.103	-23.968	-32,8%	-49.752	-38.517	29,2%
EBITDA	141.328	152.336	-7,2%	409.158	433.646	-5,6%
EBITDA Margin (%)	*5,4%*	*6,2%*	*-82,8 bps*	*5,3%*	*5,9%*	*-61 bps*
EBITDA WITH D.O.	157.431	176.304	-10,7%	458.909	472.163	-2,8%
EBITDA Margin (%)	*5,9%*	*7,0%*	*-115,3 bps*	*5,8%*	*6,3%*	*-46,9 bps*

CLP MM as of September 30th	Third Quarter			Nine-Month, ended September 30th		
	2014	2013	Δ %	2014	2013	Δ %
Supermarkets	95.055	96.069	-1,1%	277.505	279.616	-0,8%
Home Improvement	21.116	18.757	12,6%	82.596	60.103	37,4%
Department Stores	-2.481	3.689	-167,3%	7.072	25.311	-72,1%
Shopping Centers	37.228	40.037	-7,0%	118.173	113.096	4,5%
Financial Services	31.699	30.413	4,2%	92.660	62.801	47,5%
Others	-22.836	-25.455	-10,3%	-79.035	-65.215	21,2%
Deconsolidation of D.O.	-21.026	-25.532	-17,7%	-63.538	-46.181	37,6%
Adjusted EBITDA	138.756	137.976	0,6%	435.432	429.531	1,4%
Adjusted EBITDA Margin (%)	*5,3%*	*5,5%*	*-22,2 bps*	*5,5%*	*5,7%*	*-19,8 bps*
Adjusted EBITDA with D.O.	159.782	163.509	-2,3%	498.970	475.711	4,9%
Adjusted EBITDA Margin (%)	*6,0%*	*6,5%*	*-55,3 bps*	*6,4%*	*6,4%*	*-0,6 bps*

By Country

CLP MM as of September 30th	Third Quarter			Nine-Month, ended September 30th		
	2014	2013	Δ %	2014	2013	Δ %
Chile	74.664	74.547	0,2%	202.035	219.601	-8,0%
Argentina	41.107	43.856	-6,3%	151.318	120.173	25,9%
Brazil	6.454	15.229	-57,6%	-8.048	41.494	N.A.
Peru	11.778	11.420	3,1%	38.290	19.379	97,6%
Colombia	7.326	7.284	0,6%	25.562	32.999	-22,5%
EBITDA	141.328	152.336	-7,2%	409.158	433.646	-5,6%
EBITDA Margin (%)	*5,4%*	*6,2%*	*-82,8 bps*	*5,3%*	*5,9%*	*-61 bps*
EBITDA with D.O.	157.431	176.304	-10,7%	458.909	472.163	-2,8%
EBITDA Margin (%)	*5,9%*	*7,0%*	*-115,3 bps*	*5,8%*	*6,3%*	*-46,9 bps*

CLP MM as of September 30th	Third Quarter			Nine-Month, ended September 30th		
	2014	2013	Δ %	2014	2013	Δ %
Chile	79.370	59.953	32,4%	235.161	201.791	16,5%
Argentina	34.598	44.616	-22,5%	143.791	122.502	17,4%
Brazil	7.017	16.547	-57,6%	-3.631	46.096	N.A.
Peru	10.441	9.577	9,0%	34.698	26.244	32,2%
Colombia	7.330	7.282	0,7%	25.412	32.897	-22,8%
Adjusted EBITDA	138.756	137.976	0,6%	435.432	429.531	1,4%
Adjusted EBITDA Margin (%)	*5,2%*	*5,5%*	*-32 bps*	*5,5%*	*5,7%*	*-19,8 bps*
Adjusted EBITDA with D.O.	159.782	163.509	-2,3%	498.970	475.711	4,9%
Adjusted EBITDA Margin (%)	*6,0%*	*6,5%*	*-55,3 bps*	*6,4%*	*6,4%*	*-0,6 bps*

Consolidated EBITDA including discontinued operations decreased 10.7% to CLP 157,431 million in 3Q14 compared to CLP 176,304 million in 3Q13. Adjusted EBITDA including discontinued operations decreased 2.3%, mainly due to lower Adjusted EBITDA from the Department Store, Shopping Center and Supermarket divisions, partially offset by higher Adjusted EBITDA from Home Improvement and Financial Service divisions. EBITDA margin decreased 115 bps and Adjusted EBITDA margin decreased 55 bps, from 6.5% in 3Q13 to 6.0% in 3Q14.

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- Supermarket EBITDA was CLP 95,055 million in 3Q14, down 1.1% from CLP 96,069 million in 3Q13. This was the result of a higher contribution from Chile, Colombia and Peru, partially offset by a lower contribution from Argentina and Brazil. Higher results from Chile are related to a greater dilution of SG&A over sales explained by further efforts in expense control and a 3.7% reduction in headcount. In the case of Peru better results are explained by both increased revenues and cost control initiatives, including a 5.4% reduction in headcount. Weaker results from Argentina are explained by lower gross margin and the increase in salary expenses. Lower EBITDA from Brazil is explained by the gross margin contraction and an increase in personnel expenses.
- Home Improvement EBITDA reached CLP 21,116 million in 3Q14, a 12.6% increase versus the same period in 2013, driven by a better performance in Chile and Argentina, but partially offset by a lower loss from Colombia. Better performance from Chile and Argentina are related to better gross margin and further SG&A dilution due to cost control efforts in Chile, and better gross margin in the case of Argentina.
- Department Store EBITDA reached CLP -2,481 million in 3Q14, as a consequence of a lower contribution from Chile and Peru. In the case of Chile, lower results are related to a slower pace of economy's growth affecting consumption combined with a 9.1% increase in SG&A. EBITDA from Peruvian operations decreased by CLP 1,007 million as a result of higher pre-operating costs of the three stores that opened in 4Q14.
- Shopping Center EBITDA reached CLP 61,956 million in 3Q14, a 7.1% increase versus the same period in 2013. The increase was due to a higher revaluation of assets in 3Q14 (CLP 24,729 million) versus 3Q13 (CLP 17,832 million). Shopping Centers Adjusted EBITDA reached CLP 37,228 million, a 7.0% decrease explained mainly by weaker results from Chile and Argentina.
- Financial Service EBITDA was CLP 31,699 million in 3Q14, a 4.2% increase when compared to 3Q13, due to a higher EBITDA contribution from Argentina, Peru and Colombia, partially offset by lower EBITDA from Chile and Brazil.

Analysis by Business and Country

Hypermarkets & Supermarkets

SUPERMARKETS SELLING SPACE
Square Meters
as of September 30

	N° of Stores	Selling space	% leased
Chile	191	272.902	66%
Argentina	270	366.360	57%
Peru	73	167.437	51%
Brazil	181	435.194	96%
Colombia	21	4.065	100%
Total	736	1.245.958	72%

HYPERMARKETS SELLING SPACE
Square Meters
as of September 30

	N° of Stores	Selling space	% leased
Chile	37	279.575	16%
Argentina	20	163.068	16%
Peru	14	94.262	38%
Brazil	39	163.633	74%
Colombia	78	421.046	15%
Total	188	1.121.584	26%

OTHERS SELLING SPACE
Square Meters
as of September 30

	N° of Stores	Selling space	% leased
Chile			
Argentina			
Peru			
Brazil	155	18.786	92%
Colombia	79	13.692	14%
Total	234	32.478	59%

CHILE – HYPERMARKETS & SUPERMARKETS

Nominal SSS	Q1	Q2	Q3	Q4	6M	9M	12M
2014	1,0%	5,5%	**4,4%**		3,3%	**3,6%**	
2013	2,6%	-0,2%	**0,5%**	3,3%	1,1%	**0,9%**	1,6%
SS Tickets							
2014	-4,1%	-0,5%	**-1,2%**	0,0%	-2,3%	**-2,0%**	0,0%
2013	-3,6%	-4,1%	**-3,3%**	-0,9%	-4,0%	**-3,8%**	-3,0%
SS Average Ticket Nominal							
2014	5,4%	6,1%	**5,7%**		5,7%	**5,7%**	
2013	6,4%	4,0%	**3,9%**	4,2%	5,4%	**4,9%**	4,7%

ARGENTINA – HYPERMARKETS & SUPERMARKETS

	Q1	Q2	Q3	Q4	6M	9M	12M
2014	26,8%	33,3%	**27,3%**		30,0%	**29,1%**	
2013	15,0%	14,4%	**17,8%**	21,5%	14,7%	**15,8%**	17,3%
2014	-4,0%	-5,1%	**-6,9%**		-4,6%	**-5,4%**	
2013	-5,8%	-5,7%	**-6,3%**	-4,9%	-5,7%	**-5,9%**	-5,7%
2014	32,2%	40,5%	**36,7%**		36,3%	**36,5%**	
2013	22,1%	21,3%	**25,7%**	27,7%	21,7%	**23,0%**	24,4%

BRAZIL – HYPERMARKETS & SUPERMARKETS

Nominal SSS	Q1	Q2	Q3	Q4	6M	9M	12M
2014	1,1%	-2,7%	**-0,7%**		-0,8%	**-0,8%**	
2013	2,3%	0,0%	**-0,6%**	-3,3%	1,1%	**0,0%**	-0,5%
SS Tickets							
2014	-9,3%	-5,9%	**-7,7%**		-7,6%	**-7,7%**	
2013	-2,9%	-6,4%	**-6,2%**	-10,1%	-4,7%	**-5,2%**	-6,4%
SS Average Ticket Nominal							
2014	16,1%	2,4%	**7,7%**		9,2%	**8,7%**	
2013	4,9%	6,3%	**5,2%**	6,8%	5,6%	**5,5%**	5,8%

PERU – HYPERMARKETS & SUPERMARKETS

	Q1	Q2	Q3	Q4	6M	9M	12M
2014	3,7%	6,3%	**4,1%**		5,0%	**4,7%**	
2013	1,0%	2,1%	**2,0%**	1,0%	1,5%	**1,7%**	1,5%
2014	-1,0%	0,3%	**-2,9%**		-0,4%	**-1,2%**	
2013	-3,7%	-4,4%	**-2,9%**	-2,9%	-4,1%	**-3,7%**	-4,4%
SS Average Ticket Nominal							
2014	4,8%	6,0%	**7,2%**		5,4%	**6,0%**	
2013	4,9%	6,9%	**5,0%**	7,9%	5,8%	**5,6%**	6,2%

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COLOMBIA -HYPERMARKETS & SUPERMARKETS

Nominal SSS	Q1	Q2	Q3	Q4	6M	9M	12M
2014	-6,6%	-4,6%	**0,8%**		-5,6%	**-3,5%**	
2013	-7,7%	3,6%	**-13,9%**	-9,4%	-2,7%	**-6,6%**	-7,4%
SS Tickets							
2014	-10,0%	-7,5%	**-5,0%**		-8,8%	**-7,5%**	
2013	-2,4%	-7,8%	**-6,1%**	-7,0%	-5,1%	**-5,5%**	-5,9%
SS Average Ticket Nominal							
2014	3,8%	3,2%	**6,0%**		3,5%	**4,3%**	
2013	-5,4%	12,4%	**-8,3%**	-2,6%	2,6%	**-1,2%**	-1,6%

Home Improvement Stores

HOME IMPROVEMENT SELLING SPACE
Square Meters
as of September 30

	N° of Stores	Selling space	% leased
Chile Easy	32	307.853	3%
Argentina Easy	42	370.147	21%
Argentina Blaisten	8	13.639	25%
Colombia Easy	9	75.732	33%
Total	**91**	**767.371**	**15%**

CHILE – HOME IMPROVEMENT

Nominal SSS	Q1	Q2	Q3	Q4	6M	9M	12M
2014	2,5%	3,1%	**0,5%**		2,8%	**2,1%**	
2013	7,2%	4,1%	**5,9%**	7,1%	5,7%	**5,7%**	6,1%
SS Tickets							
2014	1,6%	3,0%	**-0,1%**		2,2%	**1,5%**	
2013	0,5%	0,9%	**1,2%**	5,2%	0,7%	**0,9%**	2,1%
SS Average Ticket Nominal							
2014	0,9%	0,2%	**0,6%**		0,5%	**0,6%**	
2013	6,6%	3,1%	**4,6%**	1,8%	4,9%	**4,8%**	4,0%

ARGENTINA – HOME IMPROVEMENT

	Q1	Q2	Q3	Q4	6M	9M	12M
2014	29,3%	25,6%	**28,9%**		27,4%	**27,9%**	
2013	25,3%	30,9%	**24,8%**	38,6%	28,1%	**26,9%**	30,3%
2014	-6,1%	-11,4%	**-8,5%**		-8,7%	**-8,6%**	
2013	-3,9%	-1,8%	**-5,9%**	4,0%	-2,9%	**-3,9%**	-1,9%
2014	37,6%	41,8%	**41,0%**		39,8%	**40,2%**	
2013	30,3%	33,4%	**32,7%**	33,3%	31,9%	**32,1%**	32,9%

COLOMBIA – HOME IMPROVEMENT

Nominal SSS	Q1	Q2	Q3	Q4	6M	9M	12M
2014	-6,4%	-3,6%	**-8,1%**		-5,0%	**-6,1%**	
2013	-3,4%	0,5%	**4,7%**	-0,5%	-1,5%	**0,6%**	0,3%
SS Tickets							
2014	0,6%	-2,8%	**-6,0%**		-1,2%	**-2,8%**	
2013	-0,7%	-1,7%	**-1,3%**	-3,9%	-1,2%	**-1,2%**	-2,0%
SS Average Ticket Nominal							
2014	-7,0%	-0,8%	**-2,3%**		-3,9%	**-3,3%**	
2013	-2,7%	2,2%	**6,1%**	3,5%	-0,3%	**1,8%**	2,3%

Department Stores

DEPARTMENT STORE SELLING SPACE
Square Meters
as of September 30

	N° of Stores	Selling space	% leased
Chile Paris	40	261.799	65%
Chile Johnson	38	110.899	82%
Peru Paris	6	31.990	83%
Total	**84**	**404.688**	**74%**

CHILE – DEPARTMENT STORES

SSS Nominal	Q1	Q2	Q3	Q4	6M	9M	12M
2014	0,6%	3,4%	**-4,4%**		2,1%	**-0,1%**	
2013	4,9%	2,9%	**3,3%**	6,8%	3,8%	**3,7%**	4,7%
SS Tickets							
2014	2,4%	3,6%	**-3,4%**		3,0%	**0,9%**	
2013	4,1%	6,5%	**4,1%**	7,3%	5,2%	**4,8%**	5,7%
SS Ticket Nominal Promedio							
2014	-1,8%	-0,1%	**-1,1%**		-0,9%	**-0,9%**	
2013	0,8%	-3,4%	**-0,8%**	-0,5%	-1,3%	**-1,1%**	-0,9%

PERU - DEPARTMENT STORES

	Q1	Q2	Q3	Q4	6M	9M	12M
2014		-2,9%	**-11,1%**		-2,9%	**-8,7%**	
2014		5,6%	**-18,9%**		5,6%	**-13,2%**	
2014		-8,0%	**9,6%**		-8,0%	**5,2%**	

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Shopping Centers

SHOPPING CENTERS LEASED AREA — Square Meters — 3Q 2014 (left) / SHOPPING CENTERS LEASED AREA — Square Meters — 3Q 2013 (right)

CHILE	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Related parties	GLA Related parties
Mega Center	1	134.638	99.774	34.864	1	134.638	99.774	34.864
Regional	1	117.920	74.559	43.362	1	117.920	74.559	43.362
Local	9	479.925	218.889	261.036	9	479.925	218.889	261.036
Power Center	14	352.663	19.197	333.466	14	352.663	19.197	333.466
Total	25	1.085.146	412.418	672.728	25	1.085.146	412.418	672.728

ARGENTINA	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Regional	1	96.098	72.376	23.723	1	96.098	72.376	23.723
Local	10	390.071	130.478	259.593	10	390.071	130.478	259.593
Factory	3	112.399	30.637	81.642	3	112.399	30.637	81.642
Power Center	3	65.568	7.443	58.125	3	65.568	7.443	58.125
Strip Center	1	4.657	477	4.180	1	4.657	477	4.180
Total	18	668.794	241.410	427.263	18	668.794	241.410	427.263

PERU	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Regional	1	53.301	40.277	13.024	1	53.301	40.277	13.024
Local	1	29.664	17.085	12.579	0	-	-	-
Strip Center	1	5.754	1.026	4.728	1	5.754	1.026	4.728
Total	3	88.719	58.388	30.331	####	59.055	41.303	17.752

COLOMBIA	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Local	2	34.094	14.514	19.580	2	34.094	14.514	19.580
Total	2	34.094	14.514	19.580	2	34.094	14.514	19.580

Occupancy Rates (%)	3Q14	3Q13
Argentina	96.8%	97.1%
Total GLA	242,367	239,469
Occupied GLA	234,544	232,411
Chile	97.9%	96.3%
Total GLA	359,442	355,413
Occupied GLA	351,894	342,263
Peru	89.0%	87.0%
Total GLA	58,632	53,442
Occupied GLA	52,441	46,563
Colombia	29.7%	31.2%
Total GLA	13,893	14,520
Occupied GLA	4,149	4,535

Financial Services

Chile

FINANCIAL RETAIL OPERATION

Credit Card Loan Portfolio (MM CLP)[6,7]

	Q1	Q2	Q3	Q4
2014	421.858	417.368	391.968	
2013	429.526	412.007	377.065	443.888

Credit Card Provisions / Loans[9]

	Q1	Q2	Q3	Q4
2014	6,0%	6,4%	6,1%	
2013	7,9%	8,4%	7,8%	6,5%

BANCO PARIS OPERATION

Bank Loan Portfolio (MM CLP)[8]

	Q1	Q2	Q3	Q4
2014	150.619	159.468	172.459	
2013	133.644	138.651	141.664	144.937

Bank Provisions / Loans

	Q1	Q2	Q3	Q4
2014	7,1%	7,3%	8,5%	
2013	7,1%	7,0%	6,8%	7,1%

---

[6] Figures in Chile don´t include Johnson's Portfolio.

[7] The loan portfolio and stock of provisions includes 100% of the portfolio in Chile, including CLP 81,495 million of the portfolio sold to Banco Paris as of September, 2014.

[8] The Bank's loan portfolio excludes the purchase of the portfolio to the credit card operations.

[9] The ratio Provisions / Loan does not include CLP 3,902 million of anti-cyclical provisions registered in September, which is in accordance with the best practices of the banking industry, and in line with Basil III regulations to anticipate future changes in the macroeconomic environment, and it doesn´t include CLP 4,921 million in provisions on the lines of credit or part of them not used by customers. The latter provisions began to be incorporated after the month of May 2014.

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Credit Card Average loan per customer (CLP)

	Q1	Q2	Q3	Q4
2014	299.130	300.937	296.523	
2013	278.311	276.755	274.507	300.436

Bank Average loan per customer (CLP)

	Q1	Q2	Q3	Q4
2014	943.644	893.864	844.571	
2013	995.047	973.278	946.048	944.182

Credit Card Write-Offs Net / Loans[10]

	Q1	Q2	Q3	Q4
2014	7,2%	6,4%	6,9%	
2013	10,1%	9,6%	9,8%	9,4%

Bank Write-Offs Net / Loans

	Q1	Q2	Q3	Q4
2014	2,0%	2,0%	2,4%	
2013	2,9%	2,5%	2,1%	1,9%

Credit Card Write-Offs Net (MM CLP)

	Q1	Q2	Q3	Q4
2014	7.641	13.356	21.593	
2013	10.921	20.503	30.440	38.816

Bank Write-Offs Net (MM CLP)

	Q1	Q2	Q3	Q4
2014	728	1.556	2.816	
2013	977	1.684	2.109	2.567

Credit Card Duration (days)

	Q1	Q2	Q3	Q4
2014	134	134	134	
2013	128	128	132	132

Monthly statements of account issued in Chile (thousands) (Credit card)

	Q1	Q2	Q3	Q4
2014	1.563	1.617	1.510	
2013	1.698	1.639	1.611	1.597

CHILE - % Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Hypermarkets	2014	17,1%	17,6%	17,5%	
	2013	17,3%	17,2%	17,2%	18,5%
Supermarkets	2014	6,3%	6,1%	6,1%	
	2013	7,4%	6,8%	6,5%	6,8%
Department Stores	2014	42,4%	46,0%	43,2%	
	2013	44,5%	47,3%	46,4%	45,7%
Home Improvement	2014	20,2%	20,2%	20,2%	
	2013	19,9%	19,9%	19,7%	22,2%

Argentina[11]

Credit Card Loan Portfolio (ARS M$)

	Q1	Q2	Q3	Q4
2014	2.109.655	2.284.336	2.541.714	
2013	1.405.060	1.498.750	1.715.248	2.100.734

Credit Card Provisions / Loans[12]

	Q1	Q2	Q3	Q4
2014	3,5%	3,9%	3,3%	
2013	5,4%	4,9%	3,4%	2,7%

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Supermarkets	2014	8,4%	9,2%	9,3%	
	2013	9,2%	10,3%	10,5%	10,0%
Home Improvement	2014	17,6%	22,0%	22,2%	
	2013	18,5%	19,1%	20,4%	21,4%

Peru[13]

Credit Card Loan Portfolio (M Soles)

	Q1	Q2	Q3	Q4
2014	332.473	365.041	346.807	
2013	194.264	216.891	259.098	304.153

Credit Card Provisions / Loans

	Q1	Q2	Q3	Q4
2014	5,8%	5,5%	6,2%	
2013	14,5%	15,2%	10,3%	5,7%

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Supermarkets	2014	9,6%	10,8%	10,7%	
	2013	8,9%	10,1%	10,0%	9,5%
Department Stores	2014	36,9%	43,3%	38,0%	

[10] Corresponds to the net write offs of recovery annualized measured over the average loan portfolio for the period.
[11] In December 2011 Cencosud began the process of writing off all loans with more than 180 days of delinquency.
[12] Corresponds to the net write offs of recovery annualized measured over the average loan portfolio for the period.
[13] Since March 2014 Cencosud began writing off all loan with more than 120 days of delinquency.

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Brazil[14]

Credit Card Loan Portfolio (M Reales)

	Q1	Q2	Q3	Q4
2014	504.743	494.006	483.552	
2013	449.138	457.827	445.522	498.153

Credit Card Provisions / Loans

	Q1	Q2	Q3	Q4
2014	5,8%	6,9%	6,5%	
2013	6,1%	7,2%	7,1%	6,0%

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Supermarkets	2014	42,4%	44,6%	44,2%	
	2013	41,7%	43,5%	44,1%	45,1%

Colombia

Credit Card Loan Portfolio (MM $)

	Q1	Q2	Q3	Q4
2014	594.024	596.267	648.207	

% Sales With Credit Cards Over Total Sales

		Q1	Q2	Q3	Q4
Supermarkets	2014	10,6%	11,9%	12,4%	
Home Improvement	2014	4,6%	5,9%	7,4%	

Capex

Cencosud's capex related to organic growth (cash for the acquisition of properties, plant and equipment) in 3Q14 was CLP 74,359 million, compared to CLP 54,194 million in 3Q13.

Store Openings

Country/Format	Openings		Closings		Net Openings	
	N° of stores	Selling Space (m^2)	N° of stores	Selling Space (m^2)	N° of stores	Selling Space (m^2)
Chile, Supermarkets	2	1.950	1	442	1	1.508
Brazil, Supermarkets	1	2.863	3	1.733	-2	1.130

At the end of September 2014, Cencosud operated 1,099 stores and 48 shopping centers. The total increase in selling area in 3Q14 versus 3Q13 was 91,866 m^2, or 2.2%, after taking into account the remodeling of retail stores and shopping centers.

Balance Sheet Summary[15]

Total assets including assets from discontinued operations were CLP 10,691 billion, an increase of CLP 625 billion compared to December 31, 2013. The variation is mainly due to a CLP 71,355 million increase in current assets and an increase of CLP 553,937 million in non-current assets.

The increase in current assets was driven by a CLP 151,495 million rise in *Inventory* explained by a seasonal effect, as the Company builds up inventory for the Christmas season, and a CLP 44,498 million increase in *Current tax assets,* mainly as a result of the incorporation of the increase in Corporate Taxes in Chile. Both increases were offset by a CLP 65,458 million decrease in *Trade receivables and other receivables*, as a result of a seasonal effect (trade receivables and other receivables have a relevant increase in 4Q due to Christmas, showing an important decrease in 1Q and in a lesser extent a further reduction occurs in 2Q and 3Q), a CLP 19,395 million decrease in *Other Financial Assets, current* and a CLP 44,200 million decrease in *Cash and Cash Equivalents.*

The increase of CLP 553,937 million in non-current assets was driven by a CLP 170,935 million increase in *Other Financial Assets, non-current* (reflecting a CLP 168,196 million increase in *Hedging Derivatives),*

[14] Includes only Gbarbosa

[15] Discussion below reflects Balance Sheet including discontinued operations. Please refer to note 34 in FECU filed in SVS to see financial statements for discontinued operations.

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a CLP 149,756 million increase in *Goodwill* (reflecting the increase of CLP 71,326 million of *Grandes Superficies Colombia*, the legal entity of Supermarkets in Colombia, an increase of CLP 50,611 million in Corporations acquired in Brazil and CLP 24,901 million increase in GSW S.A., the corporation of Supermarkets in Peru. All increases were driven by the currency appreciation of the Colombian peso (11.1%), Brazilian Real (9.5%) and Peruvian Nuevo Sol (10.5%) against the Chilean peso in September 2014 vs. December 2013, and a CLP 83,483 million increase in *Deferred Income Tax Assets*.

Total liabilities increased 6.5% to CLP 6,182 billion, as a result of a CLP 283,496 million reduction in current liabilities and a CLP 661,342 million increase in non-current liabilities following the refinancing of debt totaling USD 770 million during the February-April period in 2014, and an increased debt explained by higher levels of inventory as the result of the Company preparing for Christmas. Cencosud entered into new credit facilities with 10 major banks, with maturities in 2017-2021.

Debt Amortization Schedule (USD million) as of September 2014


485
236
239
491
310
239
35
819
20
1.221
39
57
59
442
334
50
19
63
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031

Indebtedness

Historically the main financing sources for the company have been domestic and international capital markets, both debt and equity and bank loans. As of September 30, 2014, financial liabilities (not considering liabilities form Cencosud's banking activities) reached CLP 3,183,824 million, an increase of 15.9% compared to December 31, 2013.

As of September 30, 2014, net financial debt, (not considering Cencosud's banking activities) was CLP 2.817.450 million up from CLP 2.457.125 million as of December 31, 2013.

Financial Ratios

(in times)	Sept-13	Sept-14	Dec-13
Net Financial Debt / Adjusted EBITDA	3.66	3.77	3.40
Financial Expense Ratio	2.97	3.18	3.02
Financial Debt / Equity	0.63	0.64	0.58
Total Liabilities / Equity	1.28	1.33	1.32
Current Assets / Current Liabilities	0.86	0.92	0.82

Please note:

- These financial ratios do not necessarily represent financial covenants associated to debt contracts and Bonds, and these are displayed for information purposes only.
- The ratios shown above do not include the assets and liabilities of Cencosud banking activities; therefore the assets and liabilities from banking activities are not considered in the Company's financial covenants.

The Company's liquidity, measured by the Current Assets/Current Liabilities ratio, improved from a 0.82 times as of December 31, 2013 to 0.92 times as of September 30, 2014.

Interest rate risk

As of September 30, 2014, including the cross currency swaps, 51% of the financial debt of the Company was at fixed interest rates, primarily short-term debt and bonds. The remaining percentage of debt was at variable interest rates. Of the variable-rate debt, 99% is indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company's hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

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Currency Hedges

In the countries in which Cencosud operates, the majority of costs and revenues are denominated in local currencies. The majority of the Company's debt is denominated in Chilean pesos. As of September 30, 2014, roughly 45% of consolidated financial debt was denominated in US dollars; of the total financial debt in dollars, 75.6% was covered using Cross Currency Swaps or other Exchange rate hedges. The policy of the Company consists in covering the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency through market instruments designed for such purposes. With respect to the latter, considering the effect of exchange rate hedging (Cross Currency Swaps), the Company's exposure to the US dollar was 11% of the total debt of the Company as of September 30, 2014.


Debt Breakdown by Currency
(Includes CCS)
CLP USD R$ S./ ARS COP
2%
4%
6%
6%
11%
71%


Debt Breakdown by Interest Rate
(Includes CCS)
Fixed Variable
49%
51%

Working Capital Ratios

(days)	3Q 2014	3Q 2013	Δ
Average period of receivables			
Supermarkets	10,6	14,5	-3,8
Home Improvement	14,1	14,3	-0,2
Department Store	10,9	6,5	4,4
Shopping Centers	35,8	39,0	-3,2
Average period of payables			
Supermarkets	43,3	42,0	1,3
Home Improvement	53,4	55,0	-1,6
Department Store	50,5	50,0	0,5
Shopping Centers	35,2	33,0	2,2
Financial Retail	30,2	32,0	-1,8
Inventory turnover			
Supermarkets	46,1	39,8	6,3
Home Improvement	119,7	106,5	13,2
Department Store	87,1	94,9	-7,8

Days Receivable:

- Supermarkets: Days receivable of the supermarket division decreased 3.8 days for 3Q14 compared with 3Q13, with lower days receivable in all countries, mainly in Peru and Colombia.
- Home Improvement: Days receivable of the home improvement division remained almost flat vs. September 2013, due to a decrease of 6.8 days in Colombia and 0.8 days in Chile, offset by an increase of 0.8 days in Argentina.
- Department Store: Days receivable of the department store division increased 4.4 days due to an increase of approximately 7.3 days receivable in Chile.
- Shopping Center: Days receivable of the shopping center division decreased 3.2 days after a decrease in days receivable in Chile and Argentina, partially offset by an increase in Peru and Colombia.

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Average period of payables:

- Supermarkets: Days payable of the Supermarket division increased 1.3 days for 3Q14 compared with 3Q13, due to an increase of 5.4 days in Argentina and 3.7 days in Colombia, partially offset by a decrease of 5.3 days in Peru.
- Home Improvement: Days payable decreased 1.6 days for the 3Q14 compared with 3Q13, due to a decrease of 4.8 days in Argentina, partially offset by an increase of 4.6 days in Colombia and 0.9 days in Chile.
- Department Store: Days payable of the Department Store division increased 0.5 days after an increase of 2.5 days in Peru and 0.3 days in Chile.
- Shopping Center: Days payable of the Shopping Center division increased 2.2 days to 35.2 days in 3Q14 from 33.0 days in 3Q13, due to an increase of 7.0 days in Argentina and 5.6 days in Peru, partially offset by a decrease of 2.8 days in Chile.
- Financial Retail: Days payable of the Financial Service division decreased 1.8 days for the 3Q14 versus 3Q13, due to a reduction of 16.6 days in Argentina partially offset by a slight increase of 0.5 days in Chile.

Inventory turnover:

- Supermarkets: Inventory days from supermarkets increased from 39.8 days in September 2013 to 46.1 days in 3Q14, due to lower inventory turnover in Chile, Argentina, Brazil and Colombia.
- Home Improvement: Inventory days from home improvement increased from 106.5 days in September 2013 to 119.7 days in 3Q14, due to an increase of 19 days in Argentina and 48 days in Colombia, partially offset by a decrease of 0.9 days in Chile.
- Department Store: Inventory days from department store division decreased 7.8 days due to a decrease of 12.1 days in Chile partially offset by an increase in Peru related to the start-up of operations.

Cash Flow Summary

as of September 30 2014 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	111.473	-97.370	-80.852	-66.749
Shopping Centers	49.840	-32.787	-13.007	4.047
Home Improvement	-21.302	-15.105	31.230	-5.177
Department Stores	44.261	-8.831	-25.306	10.124
Financial Service	19.341	-82.256	65.435	2.520
Others	-106.136	-6.808	114.645	1.701
Consolidated	97.477	-243.157	92.146	-53.535

as of September 30 2013 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	70.464	-175.230	11.502	-93.265
Shopping Centers	57.310	-47.255	-14.129	-4.074
Home Improvement	-9.383	-17.200	17.396	-9.186
Department Stores	49.088	-9.510	-55.695	-16.116
Financial Service	1.123	-63	-7.333	-6.273
Others	-78.680	43.467	35.400	187
Consolidated	89.921	-205.790	-12.860	-128.728

According to IFRS rules Cencosud decided to present the net cash flows relating to the operating, investing and financing activities of discontinued operations on the notes of the Financial Statements filed to the SVS.

Cash Flow for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013

Taking into account cash flow from operations, cash flow from financing activities and cash used in investing activities, Cencosud reduced in more than half its negative net cash flow to CLP 53,535 million for the 9 months ended September 30, 2014 compared to a negative net cash flow of CLP 128,728 million for the 9 months ended September 30, 2013.

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Operating activities

Net cash flow from operations increased to CLP 97,477 million for the 9 months ended September 30, 2014 from CLP 89,921 million for the 9 months ended September 30, 2013. The change was primarily due to: Supermarkets: Net cash flow from supermarket operations increased to CLP 111,473 million for the 9 months ended September 30, 2014 from CLP 70,464 million for the 9 months ended September 30, 2013. The variation was primarily due to higher EBITDA contribution from Chile, Peru and Colombia, partially offset by a lower EBITDA contribution from Brazil and Argentina’s currency devaluation against the Chilean peso.

Home Improvement: Net cash flow from home improvement operations decreased to CLP (21,302) million for the 9 months ended September 30, 2014 from CLP (9,383) million for the 9 months ended September 30, 2013. The variation was mainly due to lower cash flow from Argentina as a result of lower revenues reflecting Argentine peso devaluation against the Chilean peso, higher personnel expenses and increased inventory. These decreases were partially offset by higher cash flow from Colombia, as the company increased the size of operations from 5 stores as of September 2013 to 9 stores as of September 2014.

Department Stores: Net cash flow from department store operations decreased to CLP 44,261 million for the 9 months ended September 30, 2014 from CLP 49,088 million for the 9 months ended September 30, 2013. The variation was primarily due to lower EBITDA from Chilean and Peruvian operations, as logistic expenses have increased as a consequence of contracted capacity in excess of the existing number of stores. In the case of Chile, the lower contribution was partially offset by lower levels of inventory.

Shopping Centers: Net cash flow from shopping center operations decreased to CLP 49,840 million for the 9 months ended September 30, 2014 from CLP 57,310 million for the 9 months ended September 30, 2013. The variation was primarily due to a lower contribution from Argentina as a result of consumption starting to be affected by the decrease in real salaries and the devaluation of the Argentine peso against the Chilean peso. Both effects were partially offset by a larger contribution from Chile and Colombia.

Financial Services: Net cash flow from financial service operations increased to CLP 19,341 million for the 9 months ended September 30, 2014 from CLP 1,123 million for the 9 months ended September 30, 2013 due to the financing of portfolio growth in Argentina and Peru during the period. Including discontinued operations, cash flow from operations decreased to CLP 9,204 million from CLP 38,463 million.

Investing Activities

Net cash flow from investing activities amounted to CLP (243,157) million for the 9 months ended in September 30, 2014 from CLP (205,790) million for the 9 months ended September 30, 2013. This change was mainly due to: Supermarkets: net cash flow from supermarket investing activities amounted to CLP (97,370) million for the 9 months ended as of September 30, 2014 from CLP (175,230) million for the 9 months ended September 30, 2013. 80% of the variation is explained by lower investment in Property, Plant and Equipment driven by lower investments in Brazil and Chile, partially offset by higher investments in Argentina, Colombia and Peru.

Home Improvement: net cash flow from home improvement investing activities amounted to CLP (15,105) million for the 9 months ended September 30, 2014 from CLP (17,200) million for the 9 months ended September 30, 2013. The variation was primarily due to lower organic growth in the region during 2014 vs. 2013, especially in Colombia and Argentina.

Department Stores: net cash flow from department store investing activities amounted to CLP (8,831) million for the 9 months ended September 30, 2014 from CLP (9,510) million for the 9 months ended September 30, 2013. The variation was primarily because of lower investments in Properties, Plant and Equipment in Chile.

Shopping Centers: net cash flow from shopping center investing activities amounted to CLP (32,787) million for the 9 months ended September 30, 2014 from CLP (47,255) million for the 9 months ended September 30, 2013. The variation was primarily due to lower investments for the remodeling of our shopping centers and a lower investment in Costanera Center.

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Financial Services: net cash flow from financial services investing activities amounted to CLP (82,256) million for the 9 months ended September 30, 2014 from CLP (63) million for the 9 months ended September 30, 2013, due to the deconsolidation of the Chilean operations.

Including discontinued operations, cash flow from financial services investing activities amounted CLP (6,027) million from CLP (13,833) million as of September 2013, explained by lower excess of cash generated by the business, therefore less cash invested in the other retail businesses and in mutual funds.

Financing Activities

Net cash flows from financing activities increased to CLP 92,146 million from CLP (12,860) million, for the 9 months ended September 30, 2013. This change was primarily due to: Supermarkets: net cash flows from supermarket financing activities amounted to CLP (80,852) million for the 9 months ended September 30, 2014 from CLP 11,502 million for the 9 months ended September 30, 2013. The variation was related to lower inflows from loans as a consequence of reduced capex and lower outflows for the payment of loans due to the refinancing of debt to improve liquidity.

Home Improvement: net cash flows from home improvement financing activities increased to CLP 31,230 million for the 9 months ended September 30, 2014 from CLP 17,396 million for the 9 months ended September 30, 2013 due to higher financing needs in Argentina as a consequence of higher working capital needs.

Department Stores: net cash flows from department store financing activities decreased to CLP (25,306) million for the 9 months ended September 30, 2014 from CLP (55,695) million for the 9 months ended September 30, 2013. This was due to the growth of Paris growth in Peru during 2013.

Shopping Centers: net cash flows from shopping center financing activities decreased to CLP (13,007) million for the 9 months ended September 30, 2014 from CLP (14,129) million for the 9 months ended September 30, 2013 due to lower needs of capital investments for maintenance. Financial Services: net cash flows from financial service financing activities increased to CLP

65,435 million for the 9 months ended September 30, 2014 from CLP (7,333) million for the 9 months ended September 30, 2013 due to portfolio growth in Peru and Argentina. Including discontinued operations, cash flow from financing activities increased to CLP 2,278 million from CLP (30,903) million for the 9 months ended in September 2013.

Forward Looking Statements

This earnings release contains forward-looking statements. The Company desires to qualify for the

“safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. These forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates,

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and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company's operations; (x) the Company's inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company's ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric "Risk Factors" as well as other risks included in the Company's other filings and submissions with the United States Securities and Exchange Commission. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this earnings release might not occur, and the Company's future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this earnings release relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Operating Data by Business Segment and Country

	N° stores		Total Selling Space (sq²)		Average selling space per store (sq²)	
	3Q 2014	3Q 2013	3Q 2014	3Q 2013	3Q 2014	3Q 2013
Chile	228	225	552.477	547.556	2.423	2.434
Argentina	290	290	529.428	524.921	1.826	1.810
Brazil	220	216	598.826	581.957	2.722	2.694
Peru	87	87	261.700	259.360	3.008	2.981
Colombia	99	97	425.111	418.735	4.294	4.317
Supermarkets	**924**	**915**	**2.367.542**	**2.332.528**	**2.562**	**2.549**
Chile	32	32	307.853	307.853	9.620	9.620
Argentina	50	48	383.786	373.490	7.676	7.781
Colombia	9	5	75.732	45.260	8.415	9.052
Home Improvement	**91**	**85**	**767.371**	**726.602**	**8.433**	**8.548**
Chile	78	77	372.698	371.891	4.778	4.830
Peru	6	3	31.990	16.714	5.332	5.571
Department Store	**84**	**80**	**404.688**	**388.605**	**4.818**	**4.858**
Chile	25	25	412.418	412.418	16.497	16.497
Argentina	18	18	241.410	241.410	13.412	13.412
Peru	3	3	58.388	58.388	19.463	19.463
Colombia	2	2	14.514	14.514	7.257	7.257
Shopping Centers	**48**	**48**	**726.730**	**726.730**	**15.140**	**15.140**
TOTAL	**1.147**	**1.128**	**4.266.331**	**4.174.465**	**3.720**	**3.701**

figures in CLP MM	Average sales per store		Sales per square meter	
	3Q 2014	3Q 2013	3Q 2014	3Q 2013
Chile	2.554	2.462	1,05	1,01
Argentina	1.523	1.555	0,83	0,86
Brazil	2.482	2.171	0,91	0,81
Peru	2.402	2.105	0,80	0,71
Colombia	2.514	2.186	0,59	0,51
Supermarket	**2.195**	**2.043**	**0,86**	**0,80**
Chile	3.272	3.238	0,34	0,34
Argentina	3.504	3.550	0,46	0,46
Colombia	1.943	2.448	0,23	0,27
Home Improvement	**3.268**	**3.368**	**0,39**	**0,39**
Chile	2.614	2.770	0,55	0,57
Peru	1.483	1.558	0,28	0,28
Department Store	**2.533**	**2.724**	**0,53**	**0,56**
Chile	1.157	1.082	0,07	0,07
Argentina	853	977	0,06	0,07

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Peru	1.534	1.257	0,08	0,06
Colombia	1.374	1.101	0,19	0,15
Shopping Center	**1.076**	**1.055**	**0,07**	**0,07**

Financial Data by Business Segment and Country

	Third Quarter			Nine-Month, ended September 30th		
	2014 CLP MM	2013 CLP MM	Δ %	2014 CLP MM	2013 CLP MM	Δ %
Chile	582.286	554.005	5,1%	1.691.069	1.610.271	5,0%
Argentina	441.571	450.847	-2,1%	1.285.767	1.301.172	-1,2%
Brazil	546.038	469.014	16,4%	1.605.602	1.483.497	8,2%
Peru	209.011	183.116	14,1%	603.644	537.739	12,3%
Colombia	248.907	212.090	17,4%	730.650	668.661	9,3%
Supermarkets	**2.027.814**	**1.869.072**	**8,5%**	**5.916.731**	**5.601.339**	**5,6%**
Chile	104.699	103.603	1,1%	337.244	326.244	3,4%
Argentina	175.178	170.415	2,8%	484.150	482.921	0,3%
Colombia	17.484	12.238	42,9%	48.649	32.899	47,9%
Home Improvement	**297.361**	**286.256**	**3,9%**	**870.044**	**842.063**	**3,3%**
Chile	203.898	213.256	-4,4%	647.077	647.215	0,0%
Peru	8.898	4.674	90,4%	24.372	6.974	249,5%
Department Stores	**212.795**	**217.930**	**-2,4%**	**671.448**	**654.189**	**2,6%**
Chile	28.931	27.059	6,9%	85.316	80.747	5,7%
Argentina	15.353	17.588	-12,7%	46.025	49.466	-7,0%
Peru	4.601	3.771	22,0%	12.522	10.805	15,9%
Colombia	2.749	2.202	24,9%	7.635	6.410	19,1%
Shopping Centers	**51.634**	**50.620**	**2,0%**	**151.497**	**147.428**	**2,8%**
Chile	50.570	52.283	-3,3%	155.503	161.213	-3,5%
Argentina	16.236	11.184	45,2%	43.282	33.021	31,1%
Brazil	830	928	-10,6%	2.356	3.193	-26,2%
Peru	11.187	6.664	67,9%	31.042	17.155	80,9%
Colombia	2.217	1.562	41,9%	6.249	4.526	38,1%
Financial Service	**81.041**	**72.622**	**11,6%**	**238.432**	**219.108**	**8,8%**
Chile	-327	-232	40,8%	-915	-694	31,8%
Argentina	1.051	4.988	-78,9%	7.736	14.219	-45,6%
Peru	295	48	519,4%	699	99	604,7%
Colombia	-1.450	0	N.A.	-4.302	0	N.A.
Other	**-431**	**4.804**	**-109,0%**	**3.217**	**13.624**	**-76,4%**
D.O.	**-49.213**	**-52.283**	**-5,9%**	**-155.173**	**-160.835**	**-3,5%**
TOTAL REVENUES	**2.621.001**	**2.449.020**	**7,0%**	**7.696.197**	**7.316.915**	**5,2%**

Chile	-437.370	-424.268	3,1%	-1.278.907	-1.218.504	5,0%
Argentina	-310.167	-313.754	-1,1%	-892.082	-911.660	-2,1%
Brazil	-435.230	-357.585	21,7%	-1.287.867	-1.146.059	12,4%
Peru	-163.156	-138.257	18,0%	-467.064	-412.310	13,3%
Colombia	-200.795	-170.978	17,4%	-589.225	-537.264	9,7%
Supermarkets	**-1.546.718**	**-1.404.842**	**10,1%**	**-4.515.144**	**-4.225.797**	**6,8%**
Chile	-73.267	-75.007	-2,3%	-242.872	-238.229	1,9%
Argentina	-109.290	-108.331	0,9%	-289.729	-308.583	-6,1%
Colombia	-13.173	-9.301	41,6%	-36.488	-24.762	47,4%
Home Improvement	**-195.730**	**-192.639**	**1,6%**	**-569.089**	**-571.574**	**-0,4%**
Chile	-151.012	-160.038	-5,6%	-480.055	-468.740	2,4%
Peru	-8.450	-3.945	114,2%	-22.392	-5.719	291,5%
Department Stores	**-159.462**	**-163.983**	**-2,8%**	**-502.447**	**-474.460**	**5,9%**
Chile	-1.315	-122	979,5%	-4.065	-4.162	-2,3%
Argentina	-4.857	-3.713	30,8%	-11.893	-10.452	13,8%
Peru	-716	-601	19,3%	-1.241	-1.990	-37,6%
Colombia	-109	-89	22,3%	-286	-261	9,3%
Shopping Centers	**-6.997**	**-4.524**	**54,7%**	**-17.485**	**-16.866**	**3,7%**
Chile	-13.351	-10.410	28,3%	-42.283	-46.030	-8,1%
Argentina	-3.808	-2.274	67,4%	-9.624	-7.654	25,7%
Peru	-5.775	-3.619	59,6%	-16.105	-9.219	74,7%
Financial Service	**-22.934**	**-16.303**	**40,7%**	**-68.013**	**-62.903**	**8,1%**
Chile	-163	-207	-21,0%	-394	-491	-19,8%
Argentina	-462	-913	-49,4%	-1.837	-2.566	-28,4%
Peru	-218	-176	23,9%	-76	-231	-67,0%
Colombia	-95	0	N.A.	-95	0	N.A.
Other	**-938**	**-1.119**	**-16,2%**	**-2.402**	**-3.058**	**-21,4%**
D.O.	**11.994**	**10.410**	**15,2%**	**42.022**	**45.773**	**-8,2%**

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COST OF SALES	**-1.920.785**	**-1.773.000**	**8,3%**	**-5.632.557**	**-5.308.884**	**6,1%**
Chile	144.916	129.737	11,7%	412.162	391.767	5,2%
Argentina	131.404	137.093	-4,1%	393.685	389.512	1,1%
Brazil	110.808	111.429	-0,6%	317.735	337.438	-5,8%
Peru	45.855	44.859	2,2%	136.580	125.429	8,9%
Colombia	48.113	41.112	17,0%	141.425	131.397	7,6%
Supermarkets	**481.096**	**464.230**	**3,6%**	**1.401.588**	**1.375.542**	**1,9%**
Chile	31.432	28.597	9,9%	94.372	88.015	7,2%
Argentina	65.889	62.084	6,1%	194.421	174.338	11,5%
Colombia	4.310	2.937	46,8%	12.161	8.136	49,5%
Home Improvement	**101.631**	**93.617**	**8,6%**	**300.955**	**270.489**	**11,3%**
Chile	52.885	53.219	-0,6%	167.021	178.475	-6,4%
Peru	448	728	-38,5%	1.980	1.255	57,8%
Department Stores	**53.333**	**53.947**	**-1,1%**	**169.001**	**179.729**	**-6,0%**
Chile	27.616	26.937	2,5%	81.251	76.585	6,1%
Argentina	10.496	13.875	-24,4%	34.131	39.013	-12,5%
Peru	3.885	3.170	22,5%	11.281	8.815	28,0%
Colombia	2.640	2.112	25,0%	7.349	6.148	19,5%
Shopping Centers	**44.636**	**46.095**	**-3,2%**	**134.012**	**130.562**	**2,6%**
Chile	37.218	41.873	-11,1%	113.220	115.183	-1,7%
Argentina	12.429	8.910	39,5%	33.658	25.367	32,7%
Brazil	830	928	-10,6%	2.356	3.193	-26,2%
Peru	5.412	3.046	77,7%	14.937	7.936	88,2%
Colombia	2.217	1.562	41,9%	6.249	4.526	38,1%
Financial Service	**58.107**	**56.319**	**3,2%**	**170.419**	**156.205**	**9,1%**
Chile	-490	-439	11,7%	-1.309	-1.186	10,4%
Argentina	589	4.076	-85,6%	5.899	11.653	-49,4%
Peru	77	-128	-159,9%	622	-132	-572,3%
Colombia	-1.544	0	N.A.	-4.397	0	N.A.
Other	**-1.369**	**3.508**	**-139,0%**	**815**	**10.335**	**-92,1%**
D.O.	**-37.218**	**-41.873**	**-11,1%**	**-113.151**	**-115.062**	**-1,7%**
GROSS PROFIT	**700.216**	**675.844**	**3,6%**	**2.063.639**	**2.007.800**	**2,8%**
Supermarkets	-423.112	-403.846	4,8%	-1.230.699	-1.206.345	2,0%
Shopping Centers	-10.006	-8.218	21,8%	-23.809	-24.318	-2,1%
Home Improvement	-86.167	-79.828	7,9%	-234.167	-225.094	4,0%
Department Stores	-63.670	-57.607	10,5%	-184.479	-173.990	6,0%
Financial Service	-27.539	-27.023	1,9%	-81.040	-96.521	-16,0%
Others	-37.378	-34.104	9,6%	-111.321	-89.897	23,8%
D.O.	16.866	17.008	-0,8%	51.522	70.739	-27,2%
SG&A	**-631.005**	**-593.620**	**6,3%**	**-1.813.992**	**-1.745.425**	**3,9%**
Supermarkets	60.129	62.574	-3,9%	177.998	177.393	0,3%
Shopping Centers	59.309	55.732	6,4%	136.633	141.649	-3,5%
Home Improvement	15.741	13.838	13,8%	67.513	45.581	48,1%
Department Stores	-9.144	-2.520	262,8%	-12.320	6.958	-277,1%
Financial Service	30.664	29.318	4,6%	89.578	59.699	50,0%
Others	-24.974	-27.277	-8,4%	-87.338	-70.069	24,6%
D.O.	-20.449	-24.914	-17,9%	-61.847	-44.347	39,5%
OPERATING RESULT	**111.277**	**106.750**	**4,2%**	**310.217**	**316.863**	**-2,1%**
Supermarkets	95.055	96.069	-1,1%	277.505	279.616	-0,8%
Shopping Centers	61.956	57.868	7,1%	144.540	148.432	-2,6%
Home Improvement	21.116	18.757	12,6%	82.596	60.103	37,4%
Department Stores	-2.481	3.689	-167,3%	7.072	25.311	-72,1%
Financial Service	31.699	30.413	4,2%	92.660	62.801	47,5%
Others	-49.915	-30.492	63,7%	-145.463	-104.099	39,7%
D.O.	-16.103	-23.968	-32,8%	-49.752	-38.517	29,2%
EBITDA	**141.328**	**152.336**	**-7,2%**	**409.158**	**433.646**	**-5,6%**
Supermarkets	95.055	96.069	-1,1%	277.505	279.616	-0,8%
Shopping Centers	37.228	40.037	-7,0%	118.173	113.096	4,5%
Home Improvement	21.116	18.757	12,6%	82.596	60.103	37,4%
Department Stores	-2.481	3.689	-167,3%	7.072	25.311	-72,1%
Financial Service	31.699	30.413	4,2%	92.660	62.801	47,5%
Others	-22.836	-25.455	-10,3%	-79.035	-65.215	21,2%
D.O.	-21.026	-25.532	-17,7%	-63.538	-46.181	37,6%
ADJUSTED EBITDA	**138.756**	**137.976**	**0,6%**	**435.432**	**429.531**	**1,4%**

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Consolidated Income Statements

(In millions of Chilean pesos as of September 30th, 2014)

	Third Quarter			Nine-Month, ended September 30th		
	2014 CLP MM	2013 CLP MM	Δ %	2014 CLP MM	2013 CLP MM	Δ %
Net revenues	2.621.001	2.449.020	**7,0%**	7.696.197	7.316.915	**5,2%**
Cost of sales	-1.920.785	-1.773.176	8,3%	-5.632.557	-5.309.115	6,1%
Gross profit	**700.216**	**675.844**	**3,6%**	**2.063.639**	**2.007.800**	**2,8%**
Selling and administrative expenses	-631.005	-593.620	6,3%	-1.813.992	-1.745.425	3,9%
Other income by function	27.595	20.312	35,9%	36.399	44.202	-17,7%
Other gain (Losses)	14.471	4.213	243,5%	24.170	10.287	135,0%
Operating income	**111.277**	**106.750**	**4,2%**	**310.217**	**316.863**	**-2,1%**
Participation in profit or loss of equity method associates	1.280	1.210	5,8%	3.163	3.980	-20,5%
Net Financial Income	-51.780	-53.978	-4,1%	-153.561	-161.835	-5,1%
Income (loss) from foreign exchange variations	-17.928	3.261	N.A.	-26.273	-20.928	25,5%
Result of indexation units	-4.229	-6.733	-37,2%	-26.369	-10.292	156,2%
Non-operating income (loss)	**-72.657**	**-56.241**	**29,2%**	**-203.040**	**-189.076**	**7,4%**
Income before income taxes	**38.620**	**50.509**	**-23,5%**	**107.177**	**127.787**	**-16,1%**
Income taxes	-14.351	-18.724	-23,4%	-32.474	-65.476	-50,4%
Profit (Loss) from continued operations	24.269	31.785	-23,6%	74.703	62.311	19,9%
Profit (Loss) from discontinued operations	3.951	11.875	-66,7%	15.046	10.000	50,5%
Profit (Loss)	**28.220**	**43.660**	**-35,4%**	**89.749**	**72.311**	**24,1%**
Profit (Loss) attributable to Equity Holders of Parent	29.193	43.805	-33,4%	89.528	71.844	24,6%
Profit (Loss) attributable to Minority Interest	-973	-145	571,7%	221	467	-52,6%
Net income per share (CLP)	10,3	16,4	-37,1%	31,6	26,9	17,6%
Average number of shares outstanding (in millions)	2.839	2.669	6,4%	2.839	2.669	6,4%
Other Financial Information						
Organic Capex	74.359	58.194	27,8%	172.916	249.718	-30,8%
Depreciation C.O.	46.780	45.048	3,8%	136.131	134.665	1,1%
Depreciation D.O.	211	290	-27,3%	628	889	-29,4%
Total Depreciation	**46.991**	**45.339**	**3,6%**	**136.759**	**135.555**	**0,9%**
Amortization C.O.	4.149	2.800	48,2%	12.289	9.357	31,3%
Amortization D.O.	365	328	11,4%	1.063	945	12,6%
Total Amortization	**4.514**	**3.128**	**44,3%**	**13.353**	**10.302**	**29,6%**
Revaluation of Assets	24.729	17.832	38,7%	26.368	35.335	-25,4%

Consolidated Balance Sheet

(In million of Chilean pesos as of September 30th, 2014)

	sep-14 FECU MM CLP	sep-14 Including D.O. MM CLP	Dec 2013 MM CLP	Variation	%
Cash and cash equivalents	124.576	127.511	171.712	-44.200	-25,7%
Other financial assets, current	23.867	30.189	49.584	-19.395	-39,1%
Other non-financial assets, current	14.109	16.452	11.605	4.847	41,8%
Trade receivables and other receivables	665.651	1.067.990	1.133.448	-65.458	-5,8%
Receivables from related entities, current	-	-	432	-432	-100,0%
Inventory	1.196.401	1.196.401	1.044.907	151.495	14,5%
Current tax assets	66.769	67.296	22.797	44.499	195,2%
Total current assets other from non-current assets classified as held for sale	**2.091.374**		**2.434.485**		
Non-current assets classified as held for sale	755.060	-	-	755.060	N.A.
TOTAL CURRENT ASSETS	**2.846.435**	**2.505.840**	**2.434.485**	**71.355**	**16,9%**
Other financial assets, non-current	263.341	263.341	92.405	170.935	185,0%
Other non-financial assets, non-current	36.131	36.131	38.263	-2.133	-5,6%
Trade receivable and other receivables, non-current	35.415	154.752	155.840	-1.088	-0,7%
Equity method investment	48.338	48.338	49.942	-1.605	-3,2%
Intangible assets other than goodwill	411.598	619.075	571.622	47.454	8,3%
Goodwill	1.845.797	1.845.797	1.696.041	149.756	8,8%
Property, plant and equipment	3.157.867	3.159.511	3.101.884	57.627	1,9%
Investment property	1.612.261	1.612.261	1.568.432	43.829	2,8%
Current Tax assets, non-current	58.883	59.405	53.727	5.678	10,6%
Deferred income tax assets	374.461	386.076	302.594	83.483	27,6%
TOTAL NON-CURRENT ASSETS	**7.844.092**	**8.184.687**	**7.630.749**	**553.937**	**7,3%**

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	sep-14 FECU MM CLP	sep-14 Including D.O. MM CLP	Dec 2013 MM CLP	Variation	%
TOTAL ASSETS	10.690.527	10.690.527	10.065.234	625.292	6,2%
Other financial liabilities, current	491.641	631.697	739.106	-107.409	-14,5%
Trade payables and other payables	1.732.808	1.766.197	1.957.993	-191.796	-9,8%
Payables to related entities, current	579	579	556	23	4,1%
Provisions and other liabilities	39.706	41.807	46.406	-4.599	-9,9%
Current income tax liabilities	62.955	63.311	63.131	180	0,3%
Current provision for employee benefits	113.743	114.852	96.697	18.155	18,8%
Other non-financial liabilities, current	49.233	49.233	47.809	1.424	3,0%
Total liabilities included in group of assets classified as held for sale	**2.490.666**		**2.951.699**		
Liabilities included in groups of assets classified as held for sale	240.278	-	-	240.378	N.A.
TOTAL CURRENT LIABILITIES	**2.731.044**	**2.667.677**	**2.951.699**	**-284.022**	**-9,6%**
Other financial liabilities	2.698.941	2.761.906	2.218.035	543.871	24,5%
Trade accounts payable	28.602	28.602	8.955	19.647	219,4%
Deferred income tax liabilities	104.933	104.933	88.223	16.710	18,9%
Current tax liabilities	546.467	546.869	471.481	75.388	16,0%
Other non-financial liabilities, non-current	71.201	71.201	65.475	5.726	8,7%
TOTAL NON-CURRENT LIABILITIES	**3.450.143**	**3.513.511**	**2.852.168**	**661.342**	**23,2%**
TOTAL LIABILITIES	6.181.187	6.181.187	5.803.867	377.320	6,5%
Paid-in Capital	2.321.381	2.321.381	2.321.381	-	0,0%
Retained earnings (accumulated losses)	2.079.205	2.079.205	2.049.483	29.722	1,5%
Issuance premium	526.633	526.633	526.633	-	0,0%
Other reserves	-418.217	-418.217	-636.231	218.013	-34,3%
Net equity attributable to controlling shareholders	**4.509.002**	**4.509.002**	**4.261.267**	**247.735**	**5,8%**
Non-controlling interest	337	337	100	237	236,8%
TOTAL NET EQUITY	4.509.339	4.509.339	4.261.367	247.972	5,8%
TOTAL NET EQUITY AND LIABILITIES	10.690.527	10.690.527	10.065.234	625.292	6,2%

Reconciliation of Unaudited condensed interim consolidated statements of income by function

	For the nine months ended September 30 2014 CLP M	2013 CLP M
Reconciliation of Statement of Comprehensive Income		
Net Income attributable to controlling shareholders reported in Chile	89.527.578	71.843.755
Plus: Litigation Provisioning (*)	-	20.000.000
Less: Change in income tax rates in 2014 (**)	(27.069.987)	
Net Income as presented in the 20-F	**62.457.591**	**91.843.755**
Basic earnings per share from continued operations	16,8	23,2
Basic earnings per share from discontinued operations	5,3	11,2
Diluted earnings per share from continued operations	16,8	23,2
Diluted earnings per share from discontinued operations	5,3	11,2

(*)Class action lawsuit against the company "Cencosud Administradora de Tarjetas SA" filed in December 2006, whose non-appealable final judgment was notified by the First Chamber of the Supreme Court of Chile, dated April 24, 2013. This is a preliminary estimate of the provision and still needs to be ratified by the Supreme Court of Chile after subsequent filings for interpretation, rectification and amendment are addressed by the court. The ruling requires the company to reimburse cardholders for excess maintenance fees charged since 2006 plus inflation adjustment and interest. For purposes of Chilean regulatory reporting, this amount has been recognized in the Statements of Integral Income by function as of March 31, 2013, under the line "Other expenses by function in the Financial Statements reported in Chile. For purposes of filing with the Securities and Exchange Commission, this amount was already included in the financial statements as of and for the year ended December 31, 2012 presented under Form 20-F.

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(**) On September 29, 2014, Law No. 20,780 was enacted and published in the Official Gazette, introducing various amendments to the current income tax law and taxation rules for other taxes. Under the recently enacted tax law, the income tax rate will increase to 21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017, 2018 and following fiscal years, respectively, such newly enacted rates will be applied based on the Company´s decision of adopting the partially integrated system. The accounting impacts related to the progressive increase resulted in an increase of the deferred tax liability balance which was accounted for in equity as instructed by the Superintendence of Securities and Insurance of Chile through the Circular Letter No. 856 released on October 17, 2014.

Despite of the instruction as per Circular Letter No. 856, for the financial statements to be filed with the Securities and Exchange Commission (SEC) in the United States of America, this mentioned accounting criteria was not applied and the effects regarding the progressive increase in the income tax rates from 2014 through 2018 were accounted for in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and accordingly, the Company presented the increase in the deferred tax liability balance in its Income Statement.

Reconciliation of Non-IFRS Measures to (Profit/Loss)

This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA, These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’ results of operations from management’s perspective, Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS,

EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes, EBITDA represents EBIT plus depreciation and amortization expense, Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below, We have included EBIT, EBITDA and Adjusted EBITDA to provide investors with a supplemental measure of our operating performance,

We believe EBIT, EBITDA and Adjusted EBITDA are an important supplemental measure of operating performance because they eliminate items that have less bearing on our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures, We also believe that securities analysts, investors and other interested parties frequently use EBITDA in the evaluation of issuers, many of which present EBITDA when reporting their results,

Our management also uses EBITDA and Adjusted EBITDA in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess our ability to meet our future debt service, capital expenditure and working capital requirements and assess our ability to pay dividends on our capital stock,

EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools, For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us, Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us,

We believe that the presentation of the non-IFRS measures described above is appropriate, However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS, Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT, EBITDA and Adjusted EBITDA only supplementally, In addition, because other companies may calculate EBITDA

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and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	Third Quarter			Nine-Month, ended September 30th		
	2014 CLP MM	2013 CLP MM	Δ %	2014 CLP MM	2013 CLP MM	Δ %
Profit (Loss)	24.269	31.785	-23,6%	74.703	62.311	19,9%
Profit (loss) from discontinued operations	3.951	11.875	-66,7%	15.046	10.000	50,5%
Net Financial Costs	51.780	53.978	-4,1%	153.561	161.835	-5,1%
Net financial costs from discontinued operations	10.589	8.513	24,4%	29.253	24.186	21,0%
Result from Indexation Units	4.229	6.733	-37,2%	26.369	10.292	156,2%
Result from Indexation Units from discontinued operations	627	1.706	-63,2%	3.652	1.792	103,9%
Result from Exchange Variations	17.928	-3.261	-649,8%	26.273	20.928	25,5%
Result from Exchange Variations from discontinued operations	4.295	-142	-3130,5%	10.134	5.872	72,6%
Income taxes	14.351	18.724	-23,4%	32.474	65.476	-50,4%
Income taxes from discontinued operations	988	2.962	-66,7%	3.761	2.498	50,6%
Depreciation & Amortization	50.928	47.848	6,4%	148.420	144.023	3,1%
Depreciation & Amortization from discontinued operations	576	618	-6,8%	1.692	1.834	-7,8%
Revaluation of Investment Properties	-24.729	-17.832	38,7%	-26.368	-35.335	-25,4%
Adjusted EBITDA with D.O.	159.782	163.509	-2,3%	498.970	475.711	4,9%

ADJUSTED EBITDA INCLUDING D.O.

	Third Quarter			Nine-Month, ended September 30th		
Profit (Loss)	28.220	43.660	-35,4%	89.749	72.311	24,1%
Net Financial Costs	62.369	62.491	-0,2%	182.814	186.021	-1,7%
Result from Indexation Units	4.856	8.439	-42,5%	30.021	12.083	148,5%
Result from Exchange Variations	22.223	-3.402	-753,2%	36.407	26.800	35,8%
Income taxes	15.338	21.686	-29,3%	36.235	67.974	-46,7%
Depreciation & Amortization	51.504	48.466	6,3%	150.112	145.857	2,9%
Revaluation of Investment Properties	-24.729	-17.832	38,7%	-26.368	-35.335	-25,4%
Adjusted EBITDA	159.782	163.509	-2,3%	498.970	475.711	4,9%

Quarter ended September 30, 2014 (in millions of CLP)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Discontinued Operations	Consolidated	Pro-forma[16]
Net Income	**60.111**	**60.607**	**15.741**	**-9.144**	**30.664**	**-129.760**	**-3.951**	**24.269**	**28.220**
Financial Expense (net)	0	0	0	0	0	62.369	-10.589	51.780	62.369
Income Tax Charge	0	0	0	0	0	15.338	-988	14.351	15.338
EBIT	**60.111**	**60.607**	**15.741**	**-9.144**	**30.664**	**-52.053**	**-15.527**	**90.400**	**105.927**
Depreciation and Amortization	34.944	1.349	5.375	6.663	1.035	2.138	-576	50.928	51.504
EBITDA	**95.055**	**61.956**	**21.116**	**-2.481**	**31.699**	**-49.915**	**-16.103**	**141.328**	**157.431**
Exchange differences	0	0	0	0	0	22.223	-4.295	17.928	22.223
Revaluation of Investment Properties	0	-24.729	0	0	0	0	0	-24.729	-24.729
(Losses) gains from indexation	0	0	0	0	0	4.856	-627	4.229	4.856
Adjusted EBITDA	**95.055**	**37.228**	**21.116**	**-2.481**	**31.699**	**-22.836**	**-21.026**	**138.756**	**159.782**

Nine-month ended September 30, 2014 (in millions of CLP)

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Store	Financial Service	Others	Discontinued Operations	Consolidated	Pro-forma[16]
Net Income	**177.391**	**140.402**	**67.513**	**-12.320**	**89.578**	**-372.815**	**-15.046**	**74.703**	**89.749**
Financial Expense (net)	0	0	0	0	0	182.814	-29.253	153.561	182.814
Income Tax Charge	0	0	0	0	0	36.235	-3.761	32.474	36.235
EBIT	**177.391**	**140.402**	**67.513**	**-12.320**	**89.578**	**-153.766**	**-48.060**	**260.738**	**308.798**
Depreciation and Amortization	100.113	4.138	15.084	19.392	3.082	8.303	-1.692	148.420	150.112
EBITDA	**277.505**	**144.540**	**82.596**	**7.072**	**92.660**	**-145.463**	**-49.752**	**409.158**	**458.909**
Exchange differences	0	0	0	0	0	36.407	-10.134	26.273	36.407
Revaluation of Investment Properties	0	-26.368	0	0	0	0	0	-26.368	-26.368
(Losses) gains from indexation	0	0	0	0	0	30.021	-3.652	26.369	30.021
Adjusted EBITDA	**277.505**	**118.173**	**82.596**	**7.072**	**92.660**	**-79.035**	**-63.538**	**435.432**	**498.970**

[16] Including Discontinued Operations

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Quarter ended September 30, 2013 (in millions of CLP)

Information by Segment Shopping Home Department Financial Discontinued Pro-

Supermarkets Others Consolidated 16

Centers Improvement Store Service Operations forma

Net Income 62.609 56.907 13.838 -2.520 29.318 -116.492 -11.875 31.785 43.660

Financial Expense (net) 0 0 0 0 0 62.491 -8.513 53.978 62.491

Income Tax Charge 0 0 0 0 0 21.686 -2.962 18.724 21.686

EBIT 62.609 56.907 13.838 -2.520 29.318 -32.314 -23.350 104.488 127.837

Depreciation and Amortization 33.459 961 4.919 6.209 1.095 1.823 -618 47.848 48.466

EBITDA 96.069 57.868 18.757 3.689 30.413 -30.492 -23.968 152.336 176.304

Exchange differences 0 0 0 0 0 -3.402 142 -3.261 -3.402

Revaluation of Investment Properties 0 -17.832 0 0 0 0 0 -17.832 -17.832

(Losses) gains from indexation 0 0 0 0 0 8.439 -1.706 6.733 8.439

Adjusted EBITDA 96.069 40.037 18.757 3.689 30.413 -25.455 -25.532 137.976 163.509

Nine-month ended September 30, 2013 (in millions of CLP)

Shopping Home Department Financial Discontinued Pro-

Information by Segment Supermarkets Others Consolidated 16

Centers Improvement Store Service Operations forma

Net Income 177.536 145.485 45.581 6.958 59.699 -362.948 -10.000 62.311 72.311

Financial Expense (net) 0 0 0 0 0 186.021 -24.186 161.835 186.021

Income Tax Charge 0 0 0 0 0 67.974 -2.498 65.476 67.974

EBIT 177.536 145.485 45.581 6.958 59.699 -108.953 -36.683 289.623 326.306

Depreciation and Amortization 102.079 2.947 14.521 18.353 3.102 4.854 -1.834 144.023 145.857

EBITDA 279.616 148.432 60.103 25.311 62.801 -104.099 -38.517 433.646 472.163

Exchange differences 0 0 0 0 0 26.800 -5.872 20.928 26.800

Revaluation of Investment Properties 0 -35.335 0 0 0 0 0 -35.335 -35.335

(Losses) gains from indexation 0 0 0 0 0 12.083 -1.792 10.292 12.083

Adjusted EBITDA 279.616 113.096 60.103 25.311 62.801 -65.215 -46.181 429.531 475.711

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

	By:	/s/ Daniel Rodriguez Cofre
	Name:	Daniel Rodriguez Cofre
Date: December 1, 2014	Title:	Chief Executive Officer